2/18

09045339

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Valgold Resources Ltd

*CURRENT ADDRESS

PROCESSED
MAR 02 2009
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03339 FISCAL YEAR 7-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dle

DATE: 2/18/09

082-03339

RECEIVED

2009 FEB 18 A 7:11

AR/S
7-31-08

VALGOLD RESOURCES LTD.
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2008 and 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

AUDITORS' REPORT

To the Shareholders of ValGold Resources Ltd.

We have audited the consolidated balance sheets of ValGold Resources Ltd. as at July 31, 2008 and 2007 and the consolidated statements of operations and deficit, comprehensive loss, shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
January 26, 2009

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Balance Sheets
As at July 31, 2008 and 2007

	2008	2007
Assets		
Current assets		
Cash and cash equivalents	$ 236,485	$ 1,253,287
Short-term investments	--	2,074,969
Marketable securities	--	43,158
Due from related parties (Note 9)	--	130,336
Accounts receivable and prepaids	125,535	246,712
	362,020	3,748,462
Investments (Note 6)	213,110	279,246
Buildings and equipment (Note 7)	104,374	231,460
Mineral property interests (Notes 5 and 15)	11,181,332	15,109,101
	$ 11,860,836	$ 19,368,269
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,199,606	$ 618,272
Due to related parties (Note 9)	351,308	40,837
Future income tax liability (Note 10)	--	1,683,142
	1,550,914	2,342,251
Shareholders' equity		
Share capital (Note 8)	51,286,918	42,816,992
Warrants	2,101,899	1,872,913
Contributed surplus (Note 8 (d))	1,563,547	1,264,150
Accumulated other comprehensive loss	(136,886)	--
Deficit	(44,505,556)	(28,928,037)
	10,309,922	17,026,018
	$ 11,860,836	$ 19,368,269

Going concern (Note 1) and measurement uncertainty (Note 5 (g))
Contingency (Note 9 (a)
Subsequent events ((Notes 5 (a), (b), (c), and (e), and 8 (e))

See accompanying notes to consolidated financial statements.

Approved by the Directors

"Kenneth Yurichuk" "Stephen J. Wilkinson"

Kenneth Yurichuk
Director

Stephen J. Wilkinson
Director

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Operations and Deficit
Years ended July 31, 2008 and 2007

	2008	2007
Expenses		
Amortization	$ 4,179	$ 2,617
Foreign exchange (gain) loss	(24,032)	1,474
Legal, accounting and audit	183,869	104,632
Management fees (Note 9 (c, d))	93,646	74,500
Office and administration (Note 9 (a))	370,102	284,446
Salaries and benefits	486,000	345,363
Shareholder communications	268,961	282,015
Stock-based compensation (Note 8 (d))	221,082	241,964
Travel and conferences	102,475	130,116
	1,706,282	1,467,127
Property investigation (recoveries) costs	(8,414)	7,040
Write-down of mineral property interests (Notes 5 and 15)	14,136,849	454,042
Gain on sale of marketable securities and investments	(132,680)	(1,087,432)
Bad debt expense	--	64,005
Interest and other income	(67,707)	(45,940)
Loss before future income taxes	(15,634,330)	(858,842)
Future income tax recovery (Note 10 (a))	56,811	685,187
Loss for the year	(15,577,519)	(173,655)
Deficit, beginning of year	(28,928,037)	(28,754,382)
Deficit, end of year	$ (44,505,556)	$ (28,928,037)
Loss per share – basic and diluted	$ (0.20)	$ (0.00)
Weighted average number of common shares outstanding – basic and diluted	76,657,349	37,808,293

Consolidated Statement of Comprehensive Loss

	Year ended July 31, 2008
Loss for the year before comprehensive loss	$ (15,577,519)
Change in unrealized loss on investments	(407,159)
Comprehensive loss	$ (15,984,678)

See accompanying notes to consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Shareholders' Equity
Years ended July 31, 2008 and 2007

	Common Shares Without Par Value		Warrants	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Shares	Amount					
Balance, July 31, 2006	23,068,948	$ 34,761,768	$ 138,704	$ 980,399	$ (28,754,382)	$ --	$ 7,126,489
Shares issued for mineral property interests and other							
Hunter Mine	55,000	16,225	--	--	--	--	16,225
Venezuela properties option payment	5,000,000	1,450,000	--	--	--	--	1,450,000
Finders' fees related to Venezuela option payment	375,000	108,750	--	--	--	--	108,750
Trout claims	16,666	8,500	--	--	--	--	8,500
Finders' units on financing	832,900	216,554	--	--	--	--	216,554
Shares issued for cash							
Flow-through private placements, less share issue costs	7,175,000	1,430,540	537,713	--	--	--	1,968,253
Private placements, less share issue costs	21,712,200	4,901,498	1,265,169	--	--	--	6,166,667
Stock options exercised	56,250	38,239	--	(23,552)	--	--	14,687
Agents' warrants exercised	69,650	27,501	(8,609)	--	--	--	18,892
Warrants exercised	1,134,666	513,930	(60,064)	--	--	--	453,866
Income tax on flow-through renunciation	--	(656,513)	--	--	--	--	(656,513)
Stock-based compensation	--	--	--	307,303	--	--	307,303
Loss for the year	--	--	--	--	(173,655)	--	(173,655)
Balance, July 31, 2007	59,496,280	42,816,992	1,872,913	1,264,150	(28,928,037)	--	17,026,018
Shares issued for mineral property interests and other							
Hunter Mine	55,000	23,100	--	--	--	--	23,100
Venezuela properties option payment	15,014,443	5,330,127	--	--	--	--	5,330,127
Guyana properties option payments	200,000	58,000	--	--	--	--	58,000
Finders' fees related to Venezuela option payment	890,073	315,976	--	--	--	--	315,976
Shares issued for cash							
Stock options exercised	450,000	264,330	--	(151,827)	--	--	112,503
Warrants exercised	550,000	250,656	(30,656)	--	--	--	220,000
Warrants expired, unexercised			(120,000)	120,000			--
Agents' warrants exercised	54,040	19,160	(7,001)	--	--	--	12,159
Private placements, less share issue costs	12,915,000	2,208,577	386,643	--	--	--	2,595,220
Stock-based compensation	--	--	--	331,224	--	--	331,224
Transition adjustment to opening balance	--	--	--	--	--	270,273	270,273
Net change in unrealized gain / loss on investments for the year	--	--	--	--	--	(407,159)	(407,159)
Loss for the year	--	--	--	--	(15,577,519)	--	(15,577,519)
Balance, July 31, 2008	89,624,836	$ 51,286,918	$ 2,101,899	$ 1,563,547	$ (44,505,556)	$ (136,886)	$ 10,309,922

See accompanying notes to consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Cash Flows
Years ended July 31, 2008 and 2007

	2008	2007
Cash flows used in operating activities		
Loss for the year	$ (15,577,519)	$ (173,655)
Items not involving cash		
Amortization	4,179	2,617
Stock-based compensation	221,082	241,964
Bad debt expense	--	64,005
Gain on sale of marketable securities and investments	(132,680)	(1,087,432)
Securities received	(41,000)	--
Future income tax recovery	(56,811)	(685,187)
Write-down of mineral property interests	14,136,849	454,042
Accrued interest on short-term investments	--	(14,969)
Changes in non-cash operating working capital		
Accounts receivable and prepaids	64,545	(72,701)
Due to/from related parties	448,132	(85,311)
Accounts payable and accrued liabilities	104,568	72,043
	(828,655)	(1,284,584)
Cash flows provided by (used in) investing activities		
Mineral property interests		
Acquisition costs	(1,621,820)	(134,479)
Exploration and development costs	(3,717,833)	(5,544,646)
Proceeds on sale of marketable securities	175,838	1,581,838
Proceeds on sale of equipment	21,392	--
Acquisition of equipment	(60,575)	(153,310)
Proceeds from (purchase of) short-term investments	2,074,969	(2,060,000)
	(3,128,029)	(6,310,597)
Cash flows from financing activities		
Common shares and warrants, less share issue costs	2,939,882	8,635,864
Increase in cash and cash equivalents during the year	(1,016,802)	1,040,683
Cash and cash equivalents, beginning of year	1,253,287	212,604
Cash and cash equivalents, end of year	$ 236,485	$ 1,253,287

Supplementary cash flow information (Note 13)

See accompanying notes to consolidated financial statements.

1. Nature of operations and going concern

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is presently engaged in the business of exploration and development of mineral properties in Canada and Venezuela, and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. Several adverse conditions as set out below cast significant doubt on the validity of this assumption. At July 31, 2008, the Company has no source of operating cash flow and an accumulated deficit of $44,505,556 (2007 - $28,928,037). At July 31, 2008, the Company has a working capital deficiency of $1,188,894. Operations for the year ended July 31, 2008, have been funded primarily from the sale of shares of marketable securities, and from the issuance of share capital.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. The Company has entered into an option agreement on its Tower Mountain property (Note 5 (e)). The current financial equity market conditions, the challenging funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

2. Adoption of new accounting policies

Effective August 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards have been adopted on a retroactive basis with no restatement of prior period financial statements.

(a) Section 3855 – Financial instruments – recognition and measurement

This standard sets out criteria for the recognition and measurement of financial instruments and requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to August 1, 2007, have been recognized by adjusting opening accumulated other comprehensive income (loss). Prior period financial statements have not been restated.

All financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

- Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in the statement of operations. The Company has designated receivables as loans and receivables; accounts receivable and accrued liabilities as other financial liabilities.

- Available-for-sale financial assets are measured at fair value. Changes in fair values of available-for-sale financial assets are included in other comprehensive income (loss) until the gain or loss is recognized in the statement of operations when the asset is sold or deemed to be permanently impaired. The Company has designated investments as available-for-sale.

- Held-for-trading financial instrument are measured at fair value. All gains and losses are included in the statement of operations in the period in which they arise. The Company has designated cash and cash equivalents and short term investments as held-for-trading.

(b) Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. At July 31, 2007 and 2008, the Company did not have any hedges.

2. Adoption of new accounting policies (continued)

(c) Section 1530 – Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events, and circumstances from other than the Company's shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net loss to be presented in other "comprehensive loss" until it is considered appropriate to recognize into net loss. This standard requires the presentation of comprehensive loss, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive loss is presented as a new category in shareholders' equity. At August 1, 2007, the Company determined that adopting these new standards would result in the addition of a new component of shareholders' equity – *accumulated other comprehensive income*. The transition adjustment of $270,273 represents the initial net unrealized gain on investments and marketable securities, classified as available-for-sale on August 1, 2007.

(d) Section 1506 – Accounting changes

This standard revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be recorded retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of this standard had no effect on the financial statements presented.

3. Significant accounting policies

(a) Basis of consolidation

These consolidated financial statements are prepared using accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of ValGold Resources Ltd. and its wholly-owned subsidiaries, Grupo ValGold de Venezuela, C.A., and Global Horizon Inc.; Honnold Corp. and its direct and indirect subsidiaries. All inter-company transactions are eliminated on consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates. See Note 5 (f).

(c) Cash and equivalents

Cash and equivalents include cash and short-term money market investments that are readily convertible to cash with original maturities of 90 days or less from the original date of acquisition. Interest from cash and cash equivalents is recorded on an accrual basis. The Company has designated cash and cash equivalents as held-for-trading. All gains and losses are included in the statement of operations in the period in which they arise.

3. Significant accounting policies (continued)

(d) Short-term investments

Short-term investments are classified as held-for-trading and recorded at fair value with realized and unrealized gains and losses reported in the statement of operations. Their original maturity dates range from 91 days and 1 year from acquisition. All gains and losses are included in the statement of operations in the period in which they arise.

(e) Marketable securities

Marketable securities are classified as available-for-sale and are and are carried at quoted market value, where applicable, or at an estimate of fair value. Changes in fair values of available-for-sale financial assets are reflected in other comprehensive income, net of applicable future income taxes. Realized gains and losses are included in the consolidated statement of operations in the period in which they occur.

(f) Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost. When shares are issued as part of mineral property costs, they are valued at the closing share price on the date of issuance. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment. Mineral property costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse, abandoned or determined to be impaired. Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company's option and/or royalty payments received are in excess of costs incurred and then are credited to operations.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flow on an undiscounted basis is less than the carrying amount of the asset, an impairment loss is measured and the asset is written down to fair value which is normally based on the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows to be generated from its properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title. Property title may be subject to unregistered prior agreements and regulatory requirements. The Company is not aware of any disputed claims of title. Administrative expenditures are expensed in the year incurred. Property investigation costs where a mineral property interest is not acquired are expensed as incurred. Property investigation costs incurred where a mineral property interest is acquired are capitalized if acquired in the same reporting period.

3. Significant accounting policies (continued)

(g) Investments

Investments other than derivatives are classified as available-for-sale, and are carried at quoted market value, where applicable, or at an estimate of fair value. Resulting unrealized gains net of applicable future income taxes, or losses, are reflected in other comprehensive income while realized gains, net of income taxes, or losses are included in the consolidated statement of operations.

(h) Buildings and equipment and amortization

Buildings and equipment are recorded at cost. Amortization is recorded using a straight-line method based on the estimated future lives of the assets at rates ranging from three to ten years.

(i) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Potential future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(j) Translation of foreign currencies

Balances denominated in currencies other than the Canadian dollar and the financial statements of integrated foreign operations are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the period end. Non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rates prevailing during the period, except for amortization, which is translated at the same exchange rates as the assets to which it relates. Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related amortization at applicable historical rates and revenue and expense items at the average rate of exchange prevailing on transaction dates. Exchange gains or losses are included in income or loss for the year.

3. Significant accounting policies (continued)

(k) Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

It is reasonably possible that the Company's estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis. Currently, the Company's projects are under option and at an exploration stage, and accordingly, no such obligations have arisen.

(l) Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash or in a business combination are valued at the quoted price on the stock exchange on the date the shares are issued.

(m) Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year.

Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the year.

If the Company incurs a loss, outstanding options and warrants are anti-dilutive and therefore basic and diluted earnings per common share are the same.

(n) Stock-based compensation

The Company has a share purchase option compensation plan. The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options are measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to capital stock.

3. Significant accounting policies (continued)

(o) Flow-through shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares. These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal value of qualifying resource expenditures. In accordance with CICA Handbook Section 3465 – *Income Taxes*, and Emerging Issues Committee Abstract 146 – *Flow-through shares*, the Company records a future income tax ("FIT") liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made. At the time of recognition of the FIT liability, an offsetting reduction to share capital is made. In instances where the Company has sufficient unrecognized FIT assets to offset the FIT liability, the Company records an FIT recovery in its Statements of Operations and Deficit, relating to previously unrecognized future income tax assets.

(p) Income statement presentation of a tax loss carryforward

CICA handbook EIC-172 "Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income" provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of the unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in the net income or in the other comprehensive income. This abstract should be applied retrospectively, with restatement of prior periods from August 1, 2007, the date of adoption of CICA Handbook section 3855, "Financial Instruments – Recognition and Measurement". The adoption of this standard did not have a material impact on the consolidated financial statements.

4. Accounting standards issued but not yet effective

(a) Section 1535 – capital disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods beginning on August 1, 2008.

(b) Financial instruments – disclosure and presentation (Section 3862 and 3863)

These standards replace CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation". They expand current disclosure requirements in order to enable users of financial statements to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures relating to fair value. In addition, disclosure is required of qualitative and quantitative information regarding exposure to risks arising from financial instruments, including specified minimum disclosures of credit risk, liquidity risk and market risk. The quantitative disclosures must provide information on the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel. The Company expects that its financial statements disclosures will be expanded to incorporate the new additional requirements.

4. Accounting standards issued but not yet effective

(c) Amendments to Section 1400 – going concern

CICA handbook Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for the Company's interim and annual financial statement for the fiscal years beginning on August 1, 2008.

The Company does not anticipate any material adjustments to the consolidated financial statements on adoption of the new Standards.

(d) International Financial Reporting standards ("IFRS")

In 2006, the Accounting Standards Board (AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS. The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of August 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending July 31, 2011. While the Company has begun assessing the implications of adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS has not been estimated at this time.

5. Mineral property interests

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	July 31, 2008 Total Costs
Garrison Project (a)	$ 119,384	$ 3,685,206	$ 3,804,590
Manitoba Properties (d)	--	2	2
Tower Mountain (e)	263,708	2,665,420	2,929,128
Venezuela Properties (f)	1,322,558	3,125,054	4,447,612
	$1,705,650	$ 9,475,682	$ 11,181,332

	Acquisition Costs	Deferred Exploration	July 31, 2007 Total Costs
Garrison Project	$ 117,655	$ 3,472,695	$ 3,590,350
Guyana Properties (b)	106,987	1,091,397	1,198,384
Hunter Gold Mine (c)	--	460,739	460,739
Manitoba Properties	117,088	(4,610)	112,478
Tower Mountain	258,362	2,508,251	2,766,613
Venezuela Properties	2,168,503	4,812,034	6,980,537
	$2,768,595	$ 12,340,506	$ 15,109,101

5. Mineral property interests (continued)

(a) Garrison Project, Ontario

In June 2005, the Company purchased 100% interest in 35 claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in northern Ontario for a one-time cash payment of $110,000.

Subsequent to July 31, 2008, the Company entered into a Letter of Intent ("LOI") with Northern Gold Mining Inc. ("Northern Gold") on the Garrison property. Under the terms of the LOI, Northern Gold may acquire an option to earn up to an undivided 80% of the Company's 100% interest in the Garrison gold property. Under the proposed option agreement, Northern Gold may acquire a 50% undivided interest in the property by making cash payments of $1,000,000 over four years, with all or part of the payments being made in Northern Gold stock at Northern Gold's option, using a 20-day value weighted average price, upon regulatory approval. To earn the 50% interest, Northern Gold must also complete work on the property in the amount of $4,000,000 over four years, with $500,000 being spent on the property in the first year. After earning the 50% interest, Northern Gold can then acquire an additional 30% interest by making additional cash payments of $1,000,000 over four years (again with all or part of the payments being made in Northern Gold stock equivalent, using a 20-day value weighted average price) and completing additional work on the property in the amount of $4,000,000 over four years. All payments and work may be made or done at the sole discretion of Northern Gold. The proposed option agreement is subject to due diligence, negotiation of final terms and conditions and regulatory approval.

(b) Guyana Properties, Guyana

In September 2007, the Company entered into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont, in four properties in northwest Guyana.

During the year ended July 31, 2008, the agreement with Newmont was reviewed, and it was determined that without further financing which the Company did not foresee would be able to be completed before the payment date of October 1, 2008, the agreement would need to be terminated. As a result $2,903,527 in acquisition and exploration costs were written off in the year ended July 31, 2008.

In October 2007 the Company entered into an option agreement to acquire 100% of the Fish Creek Prospecting License in Guyana by the issuance of 700,000 common shares and the payment of US$250,000 in cash over a period of four years. The shares were to be issued as follows: 200,000 common shares (issued) and 125,000 common shares on each of the next four anniversaries of regulatory approval. The cash was to be paid in five equal instalments; US$50,000 (paid) and US$50,000 on each of the next four anniversaries of regulatory approval, or November 27. During the year ended July 31, 2008, the Company was given notice of non-compliance with respect to the option agreement, and prior to the issuance of further common shares or additional cash payments, the option agreement was terminated. As a result, $140,037 in acquisition and exploration costs was written off, in the year ended July 31, 2008.

5. Mineral property interests (continued)

(c) Hunter Gold Mine, Ontario

In July 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp in Whitney Township, Ontario. Under the terms of the agreement, the Company agreed to make total cash payments of $50,000 ($40,000 paid) and issue 325,000 common shares (275,000 issued) to the optionor over a five-year period. During the year ended July 31, 2008, the Company wrote down the property by $464,089 and has returned the property to the optionors. The Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"), to dispose of up to 80% of the Company's interest in the Hunter property. The Company had received three share payments for a total of 1,275,000 common shares, with a market value of $76,500 at July 31, 2008. No further payments will be received by the Company from Brigadier, pursuant to the option agreement with Brigadier, because the Company did not make the last payment of $10,000 to the original optionor of the property, due in August 2008.

As a part of an amendment to the original agreement, the Company received 425,000 share purchase warrants to purchase 425,000 common shares of Brigadier at $0.15 per share with an expiry date of September 2, 2008. These warrants were initially valued at a $29,120 (Note 6), using the Black-Scholes ("B-S") method of calculation, a volatility rate of 95%, an 18-month term and a risk-free interest rate of 4%. At July 31, 2008, the warrants are recorded at a value of $9, with the change recorded in other comprehensive loss, and subsequent to that date expired, unexercised. The warrants were valued using the B-S method, a volatility rate of 92%, a one month term, and a risk-free rate of 2%.

(d) Manitoba Properties, Manitoba

The Company has a one-third interest in the Trout and Trout 1 Claims with the remaining interest held by Cream Minerals Ltd. and Sultan Minerals Inc. (the "Companies"), both related to the Company through one director and one officer in common. Under the terms of the Trout Claim Group agreement, the Companies made total cash payments of $110,000 and issued 200,001 common shares, which were issued, to the optionor over a 36-month period ending July 22, 2007. Upon earning the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group. These claims are internal to staked claim 64, in which the Company retains an interest along with the Companies. No work was carried out on the property in the year ended July 31, 2008, as the Company has been focusing its exploration efforts in other areas. With no further exploration activity planned, the property has been written down by $79,368 to a nominal carrying value of $1. These claims are in good standing.

The Company also has a 70% interest in the Big Claims property in Gillam, Manitoba. No work was carried out on the property in the year ended July 31, 2008, and the property has been written down by $47,151 to a nominal carrying value of $1. The claims are in good standing.

5. Mineral property interests (continued)

(e) Tower Mountain Project, Ontario

Tower Mountain Property
In June 2002, the Company entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property located in north western Ontario. The Company earned its interest by making cash payments of $220,000 and completing $1,000,000 in exploration expenditures on the property over a four-year period. Commencing in 2008, an annual pre-production royalty of $25,000 in cash or shares is payable, ending on commencement of production. Subsequent to July 31, 2008, the Company issued 250,000 common shares at a price of $0.10, as payment for the initial royalty payment. The Company also acquired a building on the property at a cost of $25,000. The property is subject to a 2.5% NSR on production which may be reduced to 1.5% by a payment to the optionors of $1,000,000 at any time up to the commencement of commercial production.

Subsequent to July 31, 2008, the Company entered into an agreement with HMZ Metals Inc. ("HMZ"), by which HMZ was granted an option to acquire 50% of the Company's interest in the property. Pursuant to the agreement, HMZ must issue to the Company 1,000,000 HMZ post-consolidation common shares and incur a minimum of $2,900,000 in expenditures on or in relation to the property. Share issuances are as follows: 200,000 shares upon receipt on regulatory approval, and 160,000 shares at each of the next five anniversaries of regulatory approval; and expenditures of not less than $350,000 to be spent on the property on or prior to the first anniversary of regulatory approval, and thereafter, no less than $100,000 on or before each subsequent anniversary after regulatory approval. In addition, HMZ has agreed to pay the annual taxes on patented claims forming part of the property and make the annual $25,000 pre-production royalty payment due on the property for the duration of the agreement. HMZ may, at its discretion, accelerate its option and earn its interest in and to the property by completing its obligations at any time prior to the dates set out above. Upon completing its earn-in obligations HMZ will be vested with 50% of the Company's right, title and interest in the property, and the parties may enter into a 50:50 joint venture for the further exploration and development of the property.

The deemed expenditures at the initiation of the joint venture will be the total value of all property option payments and expenditures incurred by HMZ and the Company and the deemed value of expenditures of each party at commencement of the joint venture will be 50% of that amount. Should either party elect not to participate further or be unable to participate in further exploration of the property, its interest will decrease such that at all times the interest of each party will be that percentage which is equivalent to its expenditures or its deemed expenditures expressed as a percentage of exploration costs or deemed expenditures of both parties. If either party's interest drops to or below 10%, its interest shall be converted to a 2.0% NSR provided that the other party will have the right to purchase 50% of such NSR for $2,900,000 at any time up to the commencement of commercial production. HMZ will be entitled to be the operator of the joint venture so long as its interest remains at or greater than 50%.

5. Mineral property interests (continued)

(f) Venezuela Properties, Venezuela

In January 2006, the Company entered into a memorandum of understanding with a group of three private companies under which the Company could acquire all of the shares of Honnold Corp, a British Virgin Island company that indirectly held twenty-seven exploration licenses in Bolivar State, Venezuela (the "Venezuela Properties").

The acquisition was accomplished in two phases. Initially, the Company advanced US$500,000 cash and 5,000,000 common shares as consideration for acquiring the sole and exclusive right and option to purchase the shares of Honnold Corp. The initial shares were issued immediately following regulatory approval of the transaction. The option, as amended, was then exercisable at any time up to October 9, 2007.

To complete the exercise of the option, the Company paid the optionors an additional US$1,500,000 in cash and issued 15,014,443 common shares, with a fair value of US$5,000,000. The number was calculated based on a per share amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event was to be not less than US$0.20.

The optionors retain a collective 10% free carried interest in the properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The optionors also retain a 2% NSR interest in the Venezuela Properties. An arm's length finder's fee was paid in two installments. The first installment of 375,000 common shares was made following regulatory approval of the agreement, and were recorded at market value on the date of issuance of $0.29. The second installment of the finder's fee, due upon exercise of the option, was paid by the issuance of 890,073 common shares, equivalent to US$325,000 at the time of issuance. During the year ended July 31, 2008, the Company decided not to pursue certain of the Venezuela properties, resulting in a write off of costs incurred to date of $10,502,677. The remaining mineral property costs of $4,447,612 reflect the costs related to acquisition costs and the exploration costs on the Increible concessions.

(g) Measurement uncertainty

The operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labour and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and other political risks and uncertain legal enforcement. The Company has not experienced any property specific adverse impact to date on its operations in Venezuela or Canada, but general mining market conditions, have deteriorated, resulting in a decrease in the price of the Company's common shares subsequent to the year-end, and creating difficulty in raising sufficient equity capital to effectively explore or develop the Company's mineral property interests.

One or more of the issues described herein, or other factors beyond our control in future periods could adversely affect the Company's operations and investment in Venezuela and/or Canada in the future, and could result in further potential or total write-downs of the Company's recorded mineral property total interest of $11,181,332 at July 31, 2008. Such write-down amounts could be material.

5. Mineral property interests (continued)

(h) Summary of property option payments due in fiscal 2009

In order to maintain existing mineral property option agreements, the Company will be required to make advance royalty and/or property tax payments on claims during the year totalling an estimated $243,000. There are no option payments or common shares that are required to be issued on any of the Company's mineral property interests during the year ending July 31, 2009.

6. Marketable securities and investments

	Number of Shares	Book Value July 31, 2007	Fair Value July 31, 2007	Fair Value July 31, 2008
Northern Orion Resources Inc.		$ 43,158	$ 154,537	-
Total Marketable Securities		43,158	$ 154,537	-
EmGold Mining Corporation (Note 9 (f))	400,000	$ 40,000	$ 70,000	$ 48,000
Sultan Minerals Inc. (Note 9 (f))	665,000	99,750	252,700	69,826
Mediterranean Minerals Corp.	5,000	2,000	1,550	775
Brigadier Gold Ltd.	1,275,000	108,375	102,000	76,500
Brigadier Gold Ltd. – warrants (Note 5(c))	425,000	29,120	11,890	9
Impact Silver Corp.	25,000	--	--	18,000
Total Investments		$ 279,246	$ 438,140	$ 213,110
Total		$ 322,404	$ 592,677	$ 213,110

As at July 31, 2008, investments in available-for-sale securities consist of marketable securities which had a market value of $213,110 (August 1, 2007 - fair value $592,677, carried at cost of $322,404). On August 1, 2007, under the provisions of CICA 3855 and 1530 (Note 2) the carrying amount of these securities became subject to revaluation on a mark-to-market basis at the end of each reporting period, and the increases or decreases arising on revaluation are recorded in Accumulated Other Comprehensive Income (AOCI), a component of shareholders' equity. On adoption the transition the AOCI adjustment was $270,274.

During the year ending July 31, 2008, the Company sold 27,400 common shares of Northern Orion Resources Inc. with an original cost of $43,158 for a realized gain of $132,680. As a result of the sale of these shares, the Company reversed accumulated other comprehensive income of $111,379 previously recognized upon transition at July 31, 2007.

The Company received 25,000 common shares of Impact Silver Corp., as payment for access to data on a mineral property interest formerly held by the Company, at a market value at the date of receipt of $41,000.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Years ended July 31, 2008 and 2007

7. Buildings and equipment

	Cost	Accumulated Amortization	Net Book Value 2008	Cost	Accumulated Amortization	Net Book Value 2007
Vehicles	$ 49,873	$ 24,260	$ 25,613	$ 108,758	$ 15,468	$ 93,290
Office equipment	30,692	13,281	17,411	16,682	5,751	10,931
Buildings	61,339	12,571	48,768	61,339	6,437	54,902
Computer equipment	18,626	7,979	10,647	17,433	2,422	15,011
Field equipment	53,282	51,347	1,935	76,777	19,451	57,326
	$ 213,812	$ 109,438	$ 104,374	$ 280,989	$ 49,529	$ 231,460

8. Share capital

(a) Authorized

Unlimited number of common shares without par value

(b) Issued and fully paid

See consolidated statements of shareholders' equity.

(c) Private placements

(1) In November 2007, in two tranches, the Company completed a non-brokered private placement of 5,667,000 units at a price of $0.35 per unit, for gross proceeds of $1,983,450. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole non-transferable share purchase warrant entitles the holder to purchase one additional common share for a period of 24 months following the issue date of the non-transferable share purchase warrant at an exercise price of $0.60 per share. The Company paid finders' fees of $66,885 in cash, and issued 273,000 non-transferable finder's options, equal to 10% of the total number of units sold in the offering to subscribers arranged by eligible finders. Each finder's option will be exercisable to acquire a unit of the Company at a price of $0.35 per finder's unit for a period of 24 months from the date of issuance. Each finder's unit was comprised of one common share of the Company and one-half of one common share purchase warrant (finders' warrants) of the Company. Each whole finder's warrant entitles the finder, upon exercise, to purchase one additional common share of the Company for a period of 24 months from the issuance of the finder's option at a price of $0.60 per finder's warrant share. The finders' options were valued by valuing the individual components of the units, being the finders' option to purchase a common share and the finders' warrants. The valuations used a Black-Scholes ("B-S") pricing model, using the following assumptions: weighted average risk free interest rate of 3.7%; volatility factors of 78% and 79% and an average expected life of two years, and no dividends. The value per combined finders' option and warrant ranges from $0.28 to $0.33, due to the number of finders' warrants issued related to each tranche of the financing. The value attributed to these non-transferable share purchase warrants was $0.08 per whole non-transferable share purchase warrant. Issue costs were allocated to the common shares and the warrants in the amounts of $129,012 and $16,388, respectively.

8. Share capital (continued)

(2) In July 2008, the Company completed in two tranches a private placement for a total of 7,248,000 units at price of $0.10 per unit, for gross proceeds of $724,800. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at an exercise price of $0.20 per share. The financing was closed in two tranches on July 4th and July 24th 2008. The Company paid finders' fees of $3,850 in cash and issued 44,000 non-transferable warrants (the "Finder's Warrants") valued at $1,026 in the offering to arms-length subscribers arranged by eligible finders. Each Finder's Warrant entitles the finder, upon exercise, to purchase one additional common share of the Company (a "Finder's Warrant Share") for a period of 24 months from the issuance of the Finder's Warrant at a price of $0.20 per Finder's Warrant Share. The finders' warrants and share purchase warrants were valued using a B-S pricing model, using the following assumptions: weighted average risk free interest rate of 2.8%; volatility factors of 74% to 76% and an average expected life of two years, and no dividends. The value per combined finders' warrant was $0.11 and $0.09, respectively, as the number of finders' warrants was not directly attributable to the number of common shares issued in each tranche of the financing. Issue costs were allocated to the common shares and the warrants in the amounts of $9,914 and $2,235, respectively.

(d) Stock options

In January 2008, the shareholders approved a 10% rolling stock option plan as prescribed by the policies of the TSX Venture Exchange. The Company has a stock option plan for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. Options generally vest immediately or over a two-year period, and have a maximum term of ten years. The plan currently allows for the issue of up to 8,962,484 (2007 - 7,364,029) stock options. Prior to the approval of the 10% rolling stock option plan, the Company had a fixed plan, which allowed for the issuance of up to 7,364,029 stock options.

The following table summarizes recent changes in the number of stock options outstanding:

	Options	Weighted Average (Avg) Exercise Price
Balance, July 31, 2006	4,120,000	$0.25
Granted	2,565,000	$0.40
Exercised	(56,250)	$0.26
Cancelled	(150,000)	$0.25
Balance, July 31, 2007	6,478,750	$0.31
Granted	200,000	$0.30
Exercised	(450,000)	$0.25
Cancelled/forfeited	(253,750)	$0.30
Balance, July 31, 2008	5,975,000	$0.31
Exercisable at July 31, 2008	5,353,750	$0.31

8. Share capital (continued)

The following table summarizes information about the stock options outstanding at July 31, 2008:

Number Outstanding at July 31, 2008	Weighted Avg Remaining Contractual Life	Weighted Avg Exercise Price
1,205,000	2.5 years	$0.25
100,000	3.0 years	$0.25
620,000	4.4 years	$0.25
680,000	5.3 years	$0.25
100,000	5.5 years	$0.25
635,000	1.0 years	$0.25
100,000	1.7 years	$0.25
2,035,000	3.7 years	$0.35
450,000	3.9 years	$0.62
50,000	0.0 years	$0.30
5,975,000	3.4 years	$0.31
Exercisable at July 31, 2008:		
5,353,750	3.4 years	$0.31

The Company also granted 200,000 stock options to a consultant at an exercise price of $0.30, with an expiry date of November 27, 2012, but 150,000 of these stock options were cancelled during the year, and subsequent to July 31, 2008, the vested balance of the stock options expired, unexercised. The fair value of each stock option granted is estimated on the date of grant using the B-S option-pricing model with weighted average assumptions as follows:

	Years ended July 31,	
	2008	**2007**
Risk free interest rate	3.8%	4.1%-4.7%
Expected life (years)	5.0	5.0
Expected volatility	83.2%	86.8%-87.1%
Expected dividends	Nil	Nil
Weighted average fair value per option grant	$0.20	$0.28

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility so the Company uses historical volatility rates to arrive at an estimate. Changes in the subjective input assumptions can materially affect the fair value estimate of stock options granted. The value of stock options related to stock-based compensation charged to contributed surplus in the year ended July 31, 2008, was $331,224. Of this amount, $221,082 (2007 - $241,964) was recorded on the Statements of Operations and Deficit. The balance of $110,142 (2007 - $65,339) was charged to stock-based compensation capitalised to mineral property interests on the balance sheet. Since this charge is not deductible for income tax, an additional $56,811 (2007 - $28,674) was recorded as the related future income tax cost.

8. Share capital (continued)

(e) Warrants

As at July 31, 2008, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,013,098	$0.50	August 28, 2008
255,636*	$0.275	August 28, 2008
255,636	$0.50	August 28, 2008
2,942,836	$0.50	August 31, 2008
237,833*	$0.275	August 31, 2008
237,833	$0.50	August 31, 2008
2,000,000	$0.50	December 29, 2008
5,837,500	$0.50	May 4, 2009
416,450	$0.50	May 4, 2009
4,445,500	$0.50	May 25, 2009
2,377,500	$0.60	November 30, 2009
202,800**	$0.35	November 30, 2009
101,400	$0.60	November 30, 2009
456,000	$0.60	December 10, 2009
70,200**	$0.35	December 10, 2009
35,100	$0.60	December 10, 2009
4,330,000	$0.20	July 4, 2010
2,962,000	$0.20	July 24, 2010
29,177,322	$0.45 (Average)	

The warrants noted with an asterisk (*) are finder's unit warrants exercisable at $0.275 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 in the first year and $0.50 in the second year. These finder's unit warrants were valued using the B-S valuation model using a risk free interest rate of 4%, a two-year life, and an expected volatility of 76%, and no dividends.

The warrants noted with a double-asterisk (**) are finder's unit warrants exercisable at $0.35 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.60 for two years. These finder's unit warrants were valued using the B-S valuation model using a risk free interest rate of 3.66%, a two-year life, and an expected volatility of 78% and 79%, and no dividends.

Subsequent to July 31, 2008, 5,449,403 warrants, including underlying warrants, exercisable at $0.50, 493,469 underlying warrants exercisable at $0.275, with expiry dates of August 28, 2008, and August 31, 2008, and 2,000,000 warrants, exercisable at $0.50, with an expiry date of December 29, 2008, expired, unexercised.

8. Share capital (continued)

The following table summarizes recent changes in the number of warrants outstanding:

	Warrants	Weighted Average Exercise Price
Balance, July 31, 2006	3,635,893	$0.40
Issued	20,136,388	$0.42
Exercised	(1,204,316)	$0.39
Balance, July 31, 2007	22,567,965	$0.42
Issued	10,535,000	$0.32
Exercised	(604,040)	$0.38
Expired, unexercised	(3,321,603)	$0.40
Balance, July 31, 2008	29,177,322	$0.45

Part XII.6 tax paid relating to the timing of flow-through expenditures totalled $Nil (2007 - $22,972).

9. Related party transactions and balances

Services provided by:	2008	2007
Glencoe Management Ltd. (c)	36,000	30,000
LMC Management Services Ltd. (a)	861,508	753,250
Kent Avenue Consulting Ltd. (d)	42,750	44,500

Balances receivable from (payable to)	2008	2007
LMC Management Services Ltd. (a)	$ --	$ 130,336
Total balances receivable (e)	--	130,336
LMC Management Services Ltd. (a)	(214,119)	--
Officer and directors	(121,439)	(38,187)
Glencoe Management Ltd. (c)	(15,750)	(2,650)
Total balances payable	$ (351,308)	$ (40,837)

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value (See Note 6). Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and at July 31, 2008, the Company did not have three months of fees advanced to LMC, and was in arrears on its monthly payments. The contractual agreement provides for the issuance of shares in the capital of the Company to LMC, cease of services, or provision of security to the non-defaulting shareholders of LMC. No determination of settlement has been finalized with the Company and the other shareholders of LMC, pursuant to the agreement.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year. Directors' fees have been accrued but not paid since December, 2007.

9. Related party transactions and balances (continued)

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Since August 1, 2004, management fees of $3,000 (2007 - $2,500) per month have been paid to Glencoe Management Ltd. for the services of the Chairman. Fees of $15,750 have been accrued but not paid at July 31, 2008.

(d) Consulting fees of $42,750 (2007 - $44,500) are paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid through LMC, and are also included in the balance for 'services provided by LMC'. Any amount owing to Kent Avenue Consulting Ltd. is owed by LMC, and so is included in the net payable to LMC.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of two companies with directors and/or management in common with the Company throughout the fiscal year. Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

(g) See Note 5 (f) - A director of the Company held shares in one of the shareholders of Honnold Corp. prior to the acquisition by the Company. At the time of entering into the acquisition, the director was at arm's length to the Company and was nominated and elected as a director subsequent to the initial date of the transaction.

(h) The Company advanced US$15,000 to an officer of a subsidiary company, to be repaid in five equal instalments from January to May 2008, without interest. The advance was repaid in full in May 2008.

10. Income taxes

(a) The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2008	2007
Statutory tax rate	33.34%	34.12%
Loss before future income taxes for the year	$(15,634,330)	$ (858,842)
Provision for income taxes based on combined Canadian federal and provincial tax rates	(5,212,486)	(293,037)
Non-deductible and permanent differences	73,919	94,862
Non-taxable portion of capital gain	22,118	(185,516)
Expiry of loss carry forward	--	211,282
Other	166,042	(70,547)
Effect of change in tax rate on future tax assets	1,780,400	46,520
Change in valuation allowance	3,226,818	(488,751)
	$ 56,811	$ (685,187)

10. Income taxes (continued)

(b) The significant components of the Company's future tax assets are as follows:

	2008	2007
Temporary difference in value for mineral property interests (asset) - Canada	$ 5,519,447	$ 3,266,920
Temporary difference in value for mineral property interests (asset) – Venezuela	384,420	--
Capital losses carried forward	1,703,224	2,184,079
Share issuance costs	111,848	110,385
Operating loss carried forward	412,750	--
Future tax assets	8,131,689	5,561,384
Temporary difference in value for mineral property interests (liability) – Canada	--	(656,513)
Temporary difference in value for mineral property interests (liability) - Venezuela	--	(1,683,142)
Valuation allowance for future tax assets	(8,131,689)	(4,904,871)
	$ --	$ (1,683,142)

The realization of benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no net future income tax asset has been recognized for accounting purposes.

The Company has Canadian capital losses carried forward of $13,101,720, and an income tax credit of $450,000. The Company has non-capital losses carried forward of $530,116 expiring in 2027 and $1,057,385 expiring in 2028.

The Company has mineral property interests held in Venezuela through interests in several companies incorporated in Venezuela. These entities have capitalized exploration and development costs in years prior to the date of acquisition of the Venezuelan entities by the Company. The future tax assets table above does not reflect amounts related to certain costs incurred directly by the Venezuelan companies, due to uncertainties surrounding their deductibility for tax purposes. A total of $31 million of potential deductable expenditures have been excluded which after applying Venezuelan enacted tax rates, would produce a potential future income tax asset of $10 million. The ability to offset such costs against future profits may be subject to audit and adjustment by local tax authorities as well as other local regulations. Significant components of the Company's future income tax assets, after applying enacted corporate income tax rates are estimated at approximately $10 million.

11. Financial instruments

At July 31, 2008, except as noted below, the fair values of cash and cash equivalents, investments, due from (to) related parties, and accounts receivable, approximate carrying values because of the short-term nature of these instruments. The fair values of the Company's accounts payable and accrued liabilities are significantly lower than carrying value due to the Company's current financial condition.

At July 31, 2008, cash and cash equivalents were held as cash in bank accounts, primarily in Canadian banks, while temporary investments were held entirely in cashable Guaranteed Investment Certificates issued by BMO Bank of Montreal. At July 31, 2008, the Company had no temporary investments.

The Company's financial instruments comprised cash, cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from financial instruments. The fair value of the financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company is affected by changes between its reporting and foreign functional currencies. The Company monitors its foreign currency balances to mitigate these risks.

12. Risk management

The Company is exposed to potential loss from various risks including currency risk, interest rate risk, liquidity risk, market risk and commodity price risk.

Currency risk

The Company is exposed to currency risk which is the possibility that changes in exchange rates produce an unintended effect on net income and shareholders' equity when measured in other than the measurement currency of the Company. The Company holds cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to / from related parties. The Company monitors exposure of invested assets to foreign exchange and limits these amounts. The Company may from time to time, experience losses resulting from fluctuations in the values of the Canadian dollar, which could adversely affect operating results.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents. Generally, the Company's interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents mature and the proceeds are invested at lower interest rates.

Liquidity risk

The Company is exposed to liquidity risk which is the risk that an entity will encounter difficulty in raising funds to meet cash flow commitments associated with financial instruments. The Company endeavours to manage liquidity risk by maintaining sufficient cash and short-term investment balances for settlement of its obligations. Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital in order to meet short-term obligations. At July 31, 2008, the Company does not have sufficient cash on hand to meet its current obligations. The Company will need to raise capital to continue its operations.

12. Risk management (continued)

Market risk and commodity price risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. The significant market risk exposure to the Company relates to commodity price risk and, specifically, declines in the price of gold. The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market prices of gold associated with the Company's mineral property interests.

13. Supplementary cash flow information

The Company conducted non-cash financing and investing activities as follows:

	2008	2007
Shares issued for mineral property interests	$ 5,411,227	$ 1,583,475
Shares and warrants received under option agreement on mineral property interest - Hunter Mine	$ (29,750)	$ (86,495)
Stock based compensation capitalised as mineral property expenditures	$ 110,142	$ 65,339
Capitalized amortization and assets	$ 162,090	$ 38,769
Finders' fees	$ 315,976	$ 216,554
Warrants issued as finder's fees	$ 43,493	$ 195,412

14. Segmented information

The Company has one operating segment, which is the exploration and development of mineral properties. The Company's principal operations are carried out in Canada and in Venezuela. All of the investment income is earned in Canada.

The Company's geographic segments by mineral property interests, equipment and other assets are as follows:

July 31, 2008	Canada	South America	Total
Mineral property interests	$ 6,733,720	$ 4,447,612	$ 11,181,332
Equipment	$ 73,866	$ 30,508	$ 104,374
Other	$ 551,191	$ 23,939	$ 575,130
Total assets	$ 7,358,777	$ 4,502,059	$ 11,860,836

July 31, 2007	Canada	South America	Total
Mineral property interests	$ 6,930,180	$ 8,178,921	$ 15,109,101
Equipment	$ 141,906	$ 89,554	$ 231,460
Other	$ 3,786,780	$ 240,928	$ 4,027,708
Total assets	$ 10,858,866	$ 8,509,403	$ 19,368,269

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 15: Mineral Property Interests
Year ended July 31, 2008

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests July 31, 2008
Acquisition costs							
Balance, beginning of year	$ 258,362	$ --	$ 2,168,503	$ 117,088	$ 117,655	$ 106,987	$ 2,768,595
Incurred (recovered) during the year	5,346	3,350	7,089,403	--	1,729	181,111	7,280,939
	263,708	3,350	9,257,906	117,088	119,384	288,098	10,049,534
Write-down of mineral property interests	--	(3,350)	(7,935,348)	(117,088)	--	(288,098)	(8,343,884)
Balance, end of year	263,708	--	1,322,558	--	119,384	--	1,705,650
Exploration and development costs							
Incurred during the year							
Assays and analysis	20,739	--	90,876	--	23,111	168,693	303,419
Drilling	83,575	--	714,444	--	--	134,658	932,677
Geological and geophysical	37,936	--	206,767	(867)	136,883	617,855	998,574
Land lease and property taxes	--	--	216,676	--	--	22,118	238,794
Site activities	11,709	--	1,172,387	14,910	25,343	424,554	1,648,903
Stock-based compensation and related future income tax	--	--	45,712	--	12,904	108,338	166,954
Travel and accommodation	3,210	--	116,629	--	14,270	187,853	321,962
	157,169	--	2,563,491	14,043	212,511	1,664,069	4,611,283
Balance, beginning of year	2,508,251	460,739	4,812,034	(4,610)	3,472,695	1,091,397	12,340,506
Future income tax recovery	--	--	(1,683,142)	--	--	--	(1,683,142)
Write-down of mineral property interests	--	(460,739)	(2,567,329)	(9,431)	--	(2,755,466)	(5,792,965)
Balance, end of year	2,665,420	--	3,125,054	2	3,685,206	--	9,475,682
Total Mineral Property Interests	$ 2,929,128	$ --	$ 4,447,612	$ 2	$ 3,804,590	$ --	$ 11,181,332

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 15: Mineral Property Interests
Year ended July 31, 2007

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests July 31, 2007
Acquisition costs							
Balance, beginning of year	$ 246,182	$ 24,045	$ 564,300	$ 237,094	$ 110,000	$ --	$ 1,181,621
Incurred (recovered) during the year	30,780	(24,045)	1,604,203	21,833	7,655	106,987	1,747,413
	276,962	--	2,168,503	258,927	117,655	106,987	2,929,034
Write-down of mineral property interests	(18,600)	--	--	(141,839)	--	--	(160,439)
Balance, end of year	258,362	--	2,168,503	117,088	117,655	106,987	2,768,595
Exploration and development costs							
Incurred during the year							
Assays and analysis	821	--	150,166	708	178,826	71,485	402,006
Drilling	93,622	--	1,198,611	--	1,038,597	167,135	2,497,965
Future income tax on option agreement	--	--	1,683,142	--	--	--	1,683,142
Geological and geophysical	32,534	33	288,237	4,570	439,609	429,547	1,194,530
Land lease and property taxes	--	--	188,371	--	--	45,116	233,487
Site activities	6,100	16	618,419	31,848	70,924	206,362	933,669
Stock-based compensation and related future income tax	--	--	34,708	--	7,413	51,892	94,013
Travel and accommodation	836	--	133,251	5,475	152,080	113,939	405,581
	133,913	49	4,294,905	42,601	1,887,449	1,085,476	7,444,393
Balance, beginning of year	2,376,055	497,514	517,129	244,675	1,585,246	5,921	5,226,540
Recovery of costs	--	(36,824)	--	--	--	--	(36,824)
Write-down of mineral property interests	(1,717)	--	--	(291,886)	--	--	(293,603)
Balance, end of year	2,508,251	460,739	4,812,034	(4,610)	3,472,695	1,091,397	12,340,506
Total Mineral Property Interests	$ 2,766,613	$ 460,739	$ 6,980,537	$ 112,478	$ 3,590,350	$ 1,198,384	$ 15,109,101

ValGold Resources Ltd.

Annual Report and Management Discussion and Analysis for the Year Ended July 31, 2008

1.1 Date

The effective date of this annual report is January 26, 2009. The Company's financial position delayed the start of the current audit which could not be completed by the statutory due date. Accordingly, management applied for and obtained a management cease trade order precluding management and directors from trading in the shares of the Company until the audit was completed. The management cease trade order is expected to be lifted subsequent to the filing of the 2008 annual consolidated financial statements and this Annual Report.

1.2 Overview

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects.

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Subject to applicable laws, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited consolidated financial statements of ValGold for the year ended July 31, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

The following is a brief summary of its current activities.

- ValGold's loss for the year ended July 31, 2008 ("fiscal 2008") was $15,577,519 or $0.20 per share compared to a loss of $173,655 or $0.00 per share in the year ended July 31, 2007 ("fiscal 2007").
- In fiscal 2008, ValGold sold 27,400 common shares of its investment in Northern Orion Resources Inc. ("Northern Orion") for a gain of $132,680, compared to fiscal 2007 when ValGold sold 297,600 common shares of Northern Orion Resources Inc. and also sold 135,000 common shares of Cream Minerals Ltd., for a total gain of $1,087,432.
- During fiscal 2008, ValGold raised net proceeds of $2,939,882 in two private placements and through the exercise of 450,000 stock options, 550,000 warrants and 54,040 agent's warrants. This compares to fiscal 2007, when ValGold raised net proceeds of $8,622,365 through four private placements and the exercise of warrants, agents' warrants and stock options.
- During fiscal 2008, cash used in operations was $828,655, compared to $1,284,584 in fiscal 2007. Cash expenditures on mineral property interests totalled $5,339,652 in fiscal 2008 compared to $5,679,125 in fiscal 2007.
- Acquisition and exploration expenditures were incurred on the following mineral properties in fiscal 2008, before write-downs, with the fiscal 2007 numbers in parentheses: Tower Mountain -

$162,515 ($164,693), Venezuelan properties - $9,652,894 - ($5,899,108); Guyana properties - $1,845,180 ($1,192,463); and the Garrison Property - $214,240 ($1,895,104). In fiscal 2008, the Company wrote off its interest in its Guyana Properties for a total write-off of $3,043,564, and its interest in the Hunter Mine Property for a total write-off of $464,089, as the properties were returned to the optionors. In addition, it has written its interest in the Manitoba properties down by $126,519, to a nominal carrying value of $2. ValGold retains a full interest in its properties in Venezuela, but based on the Company's decision to focus activities on the Increible concessions, the Company has written down the carrying value of its remaining Venezuelan mineral property interests by $10,502,677 due to a combination of market conditions, financial position of the Company and other factors beyond the Company's control. In fiscal 2007, the Company wrote off $454,042 in costs related to Concession 229 and MEL 223B (Attwood Lake), both located in Manitoba and certain claims on the Tower Mountain property.

- Future income tax recoveries of $56,811 in fiscal 2008 relate to the future income taxes on capitalized stock-based compensation to exploration expenditures compared to future income tax recoveries of $685,187 in fiscal 2007 as a result of renunciations of exploration expenditures related to flow-through financings completed in calendar 2006, and renounced to subscribers in the financings in calendar 2007. Measurement uncertainty of the Company's carrying value of mineral property interests in Venezuela could affect future income tax values.

At July 31, 2008, the Company had a working capital deficiency of $1,188,894. The Company's ability to continue operations is contingent on its ability to obtain additional financing, as its current cash on hand is not sufficient to cover accounts payable. Although there are no assurances that management's plan will be realized, management believes the Company may be able to secure the necessary financing to continue operations into the future, but with current market conditions, this may be in the form of sales of assets, joint ventures, or some other form of corporate reorganization. The Company also has investments in common shares of public companies, which may be used as a source of funds, but these securities have also decreased in value due to market conditions. The fair value of these investments has decreased from $279,246 at July 31, 2007, to $213,109 at July 31, 2008.

1.2.1 Venezuela Acquisition

In October 2007, ValGold completed its acquisition of all of the shares of Honnold Corp. ("Honnold"), a British Virgin Island company that, through a group of wholly-owned direct and indirect subsidiaries, held twenty-seven exploration licenses (the "Venezuelan Properties") covering approximately 1,300 square kilometers ("km") in Bolivar State, Venezuela. During the option period, the Company reduced the number of licenses to 21 concessions covering approximately 1,071 square km.

The total purchase price for the Honnold acquisition was US$2,000,000 cash and the equivalent of US$6,000,000 in common shares. The sellers retain a collective 10% free carried interest in the Venezuelan Properties until the completion of a feasibility study on the Venezuelan Properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The sellers also retain a 2% net smelter returns royalty in the Venezuelan Properties.

An arm's length finder's fee of 5% of the value of the acquisition was paid in shares, initially a first instalment of 375,000 common shares, and at the completion of the acquisition, a second instalment of 890,073 common shares.

Exploration expenditures by Honnold from 1991 to 1999 amounted to US$38 million and outlined several occurrences of significant gold mineralization. An extensive database was acquired including detailed airborne magnetic and radiometric surveys, soil surveys, drilling and geologic reports.

The mineral properties include the Chicanan West and the Chicanan East Concessions. The Chicanan concessions are located in southern Bolivar State, approximately 40 km northwest of Kilometer 88 and the well-known Las Cristinas and Brisas gold deposits. The concessions are comprised of 16 exploration licenses that cover a total of approximately 90,000 hectares or approximately 900 square kilometers. Three other concessions are located in the El Callao area and are known as the Increible 1, 3 and 5 concessions. The three concessions total 14,950 hectares. The remaining two (Vuelvan Caras) concessions are located 110 km to the southeast of the El Callao area in the Marwani District and total 2,143 hectares.

ValGold has written down the Venezuelan Properties by a total of $10,502,677, which is the carrying costs of the Increible claims and exploration related to those claims and a nominal value for the remaining claims and geologic database acquired. The Company also wrote off the exploration costs incurred on certain Chicanan claims in the year ended July 31, 2008.

Numerous gold occurrences are found on all the concessions, hosted by a wide variety of rock types and structural settings. On the Increible concessions the primary gold occurrences are found along the Los Chivos Shear Zone and are hosted by a variety of highly sheared and altered volcanic and sedimentary rocks. On the Chicanan concessions gold occurrences are found in mixed volcanoclastic rocks along the regional scale Chicanan Shear Zone and along structures and contacts in the Mochila Layered Intrusion.

ValGold commissioned a National Instrument 43-101 ("NI 43-101") compliant technical report on the Venezuelan Properties that was completed in February 2006. An initial mineral resource estimate was prepared by Micon International for its 100%-owned Los Patos gold deposit.

As part of the preparation of its resource report, Micon constructed a grade-block model for the mineralization found at Los Patos and completed its estimate of the proportion of the mineralization that could be contained within the outline of a potential open pit. The data for the block model and open pit was derived from 6 surface trenches, 28 diamond drill holes completed by ValGold and 8 drill holes drilled by Gold Fields in the 1990s.

The outline of the potential open pit shell was constructed initially using a base case gold price of US$650 per ounce, being the approximate trailing average gold price for the 24 months prior to the date of the report. The other open pit parameters are summarized in Table 1. In addition, a series of potential open pit shells were calculated to test for sensitivities to gold prices utilizing a range of prices from US$450 per ounce up to US$925 per ounce. The base case pit shell is the defining measure for the mineral resource estimate and shows a compliant Indicated Mineral Resource of 1.1 million tonnes grading 2.94 g/T Au containing approximately 105,000 ounces (See Table 2). There are Inferred Mineral Resources in the saprolite above the Indicated ounces consisting of 126,000 tonnes grading 1.19 g/T Au containing approximately 4,800 ounces. In addition, mineralized material is known through drilling below the base case pit shell, intersected by the 11 deepest 2007 drill holes.

The full NI 43-101 report dated April 10, 2008, on the main zone of the Los Patos gold deposit has been filed on SEDAR. The Company had planned to resume its exploration work with diamond drilling to expand the limits of the Los Patos deposit in addition to testing the other high priority gold targets along the highly prospective Los Chivos shear zone. To the date of this annual report the Company has not

been able to arrange funding to undertake the planned program, which was to be in tranches of approximately 5,000m per tranche and was to be ongoing into 2009.

Los Patos Project Summary

Los Patos is the main gold occurrence discovered to date, situated within the Increible concessions. The Increible concessions - 1, 3 and 5 cover an area totalling approximately 150 km² and contain several gold occurrences, most of which have seen minimal exploration work. The Los Patos occurrence is hosted within highly sheared volcanic rocks along the Los Chivos Shear Zone, a major regional structure that has been traced across the entire breadth of the Company's Increible 3 concession for a distance of 6.5 km.

During the summer of 2007, ValGold drilled 35 core holes on the Los Patos occurrence and its satellite zones. The drilling outlined a mineralized zone having a minimum strike length of 160 metres ("m") traceable down plunge for 280m. The average true width of the Los Patos zone is estimated to be in the order of 19.5m (64 ft). The Los Patos mineralization appears to be continuous from surface downwards and remains open in all directions.

Figure 1. Three-Dimensional View Showing the Solid Model of the Rock-Hosted (yellow) and Saprolite-Hosted (purple) Gold Mineralization, Los Patos Project.



Table 1. Conceptual Open Pit Parameters, Los Patos Project

Item	Value
Gold Price	$US650/oz
Exchange Rate (CAD/USD)	1.10
Cut-off grade	0.5 g/t Au
Metallurgical Recovery [1]	Oxide: 93% Fresh: 89%
Inter-ramp angles [1]	Oxide: 43° Fresh: 52°
Density [1]	Oxide: 1.8 Fresh: 2.8
Operating Cost – Mining [1]	$USD2.00
Operating Cost – Milling [1]	$USD6.00
Operating Cost – G&A [1]	$USD3.00

[1] Note: Input parameters are notional only for the purposes of outlining a potential open pit shell. Further work will be required to confirm the assumptions stated.

Table 2. Classified Mineral Resources for the Base Case Pit Shell

US$650/oz Pit Shell (Base Case)			
Material	**Tonnes**	**Au Grade (g/T)**	**Contained Ounces Au**
Indicated (Fresh Rock)	**1,106,900**	**2.94**	**104,639**
Inferred (Saprolite)	**126,000**	**1.19**	**4,821**
Total	**1,232,900**	**2.76**	**109,415**

Mochila Lineament

A 4,975.5m, fourteen-hole diamond drill program was completed on the Mochila Lineament gold occurrence located within the Chicanan West concessions in February 2008. The drill program tested several targets hosted by mafic and ultramafic rocks comprising the Mochila Layered Intrusion. The program focused on faults and lithological contacts where either artisanal mining or gold soil anomalies are present. The program was not as successful as the Los Patos program, and the costs incurred with respect to this program have been written off in fiscal 2008.

Fiscal 2008 exploration expenditures of $2,563,491, with comparative fiscal 2007 figures of $4,294,905 on the Venezuelan properties include the following: assays and analysis - $90,876 ($150,166); drilling - $714,444 ($1,198,611); geological and geophysical - $206,767 ($288,237); lease and property taxes - $216,676 ($188,371); stock-based compensation and related future income taxes - $45,712 ($34,708); travel and accommodation - $116,629 ($133,251), and site activities and trenching - $1,172,387 ($618,419), which includes the maintenance of a base camp and support personnel who have worked on the property for several years. Employee numbers in Venezuela are slowly being reduced, but the Company requires capital to pay accrued government mandated severance payments.

The Company capitalized future income taxes relating to the Venezuela properties of $1,693,728 in the year ended July 31, 2007, prior to finalizing the Honnold acquisition. As a result of finalizing the acquisition of Honnold and its direct and indirect subsidiaries holding the Venezuela Properties, the

Company has acquired mineral properties with a tax basis in excess of the acquisition costs, resulting in the reversal of the previously recognized future income tax liability, and reversed previously capitalized future income taxes of $1,683,142.

The Company has been reviewing very closely current events in Venezuela with respect to the mining industry in Venezuela. Due to the world market and other events affecting the economy in general, and the difficulties in raising equity capital, the Company has been looking at joint ventures or other forms of divestitures of its mineral property interests in Venezuela. The operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labour and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and other political risks and uncertain legal enforcement. The Company has not experienced any significant adverse impact to date on its operations in Venezuela. However, due to market conditions, the decrease in the price of the Company's common shares, and the difficulty in raising sufficient equity capital to effectively explore the exploration licences, the Company has written off the value of the common shares issued with respect to the transaction. The exploration costs incurred on the Mochila concessions during the year ended July 31, 2008, were also written down for a total write-down of $10,502,677 for the Venezuelan operations. The remaining mineral property costs of $4,447,612 reflect the costs related to acquisition costs and the exploration costs on the Increible concessions.

Tax Treaties

Venezuela has entered into tax treaties with a number of countries including Canada.

Exchange Controls

The Company has been able to obtain Bolivars at rates significantly better than the prevailing official exchange rates. As a result, the exchange rates realized by the Company have been used to translate the balances from Bolivars to Canadian dollars.

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 to protect international reserves. The exchange rate, originally fixed at approximately 1.600 Bolivars/$US, has been adjusted upwards twice since 2003, and presently stands fixed at 2.150 Bolivars/$US. Continuance of exchange controls could adversely affect the Company's operations in Venezuela, including its ability to satisfy its foreign currency obligations in the event of production.

1.2.2 Guyana Shield Properties, Guyana

In October 2006 the Company entered into a letter of intent ("LOI") to enter into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four highly prospective properties in northwest Guyana. This included the Five Star PGGS area for which the initial Prospecting Licenses ("PLs") expired on October 1, 2007. Prior to this, five PLs were applied for within the area of interest. Each of the PLs covers an area of approximately 50.6 km2 (12,500 acres) for a total of approximately 1,063 square km. Respecting the other properties under the Newmont LOI, ValGold notified Newmont and Guiana Shield Resources Ltd., late in 2007 that it would be relinquishing its rights to the Otomung PGGS and the three Kartuni PLs due to minimal exploration potential in these areas.

Under the terms of the proposed agreement ValGold's earn-in for 100% interest in the properties was to require property expenditures of US$5.0 million over four years. There was a first year commitment of US$750,000, which was met, after which the timing of further expenditures was optional. Newmont reserved back-in options by which at any time subsequent to ValGold's earn-in up and until 90 days following the delivery of a feasibility study for any PL, Newmont could acquire 75% interest in that PL by paying ValGold, in cash, an amount equal to 2.5 times ValGold's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On back-in options exercised after the first one, the US$5.0 million earn-in cost would not be reimbursed by Newmont. The Company carried out exploration programs until mid-2008, at which time funding requirements curtailed further exploration. During the year ended July 31, 2008, the Company determined that it would likely not pursue the property and would relinquish its interests in all properties in Guyana. Consequently, during the year ended July 31, 2008, the Company has written off its entire interest in the Guyana PLs in the amount of $3,043,564. Additional contract exploration costs relating to work incurred subsequent to the cancellation of the agreement in October 2008 relating to the Guyana properties will be written off in subsequent periods.

In fiscal 2008, the Company entered into an option agreement to acquire 100% of the Fish Creek PL in Guyana by the issuance of 700,000 common shares and the payment of $250,000 in cash over a period of four years. The shares were to be issued as follows: 200,000 common shares upon regulatory approval (issued) and 125,000 common shares on each of the next four anniversaries of regulatory approval. The cash was to be paid in five equal installments, US$50,000 (paid) and US$50,000 on each of the next four anniversaries of regulatory approval. The Company received a NI 43-101 technical report on the Fish Creek PL, written by Henry M. Meixner, P. Geo.

No significant work program was conducted by the Company on the Fish Creek PL other than an in-depth review of all the historical work. The technical report filed on the Fish Creek PL recommended an initial exploration program of approximately $860,000. Due to timing of work programs, and payments required, the Company determined that the option agreement terms of payment could not be met, and as a result, $140,037 in acquisition and exploration costs was written off in the year ended July 31, 2008.

1.2.3 Garrison Property, Ontario

ValGold has a 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario. The property is located 40 km north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with St. Andrews Goldfields Ltd. Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately three kilometres of the famous Destor Porcupine Fault Zone ("DPFZ") and a major splay, the Munro Fault Zone ("MFZ").

The principal style of gold mineralization on the property occurs within the MFZ as sulphide-rich bodies such as the JP and the RP gold zones. The sulphide mineralization is in a series of five high-grade shoots that occur near the footwall of the fault. The JP zone in the MFZ is the largest of these and has been explored by both surface and underground methods. On the 145 m level, the JP Zone is continuous over a length of 142 m and averages 8.74 g/tonne gold over an average width of 3.61 m.

The other type of gold mineralization is found within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks such as the Garrcon area Shaft and North gold zones. Auriferous zones within the sediments strike parallel to the DPFZ and are found proximal to the footwall of the fault.

Microfracturing and/or brecciation with minor pyrite, silicification and quartz veining generally accompany the gold mineralization.

Since acquiring the property in mid 2005 work was directed towards creating a database of all previous exploration work and drilling to better assess the economic potential of the numerous gold zones found on the property. To the end of fiscal 2007, ValGold drilled a total of 32,012 m in 74 holes, mostly in the JP, Shaft and North Zones.

In May 2008 the Company filed on SEDAR a NI 43-101 report "Technical Report, Mineral Resource Estimate and Preliminary Assessment of Garrison Gold Property" (the "Report"), certified on April 24, 2008. The Report was prepared by Peter George, B.Sc., P.Geo. of A. C. A. Howe International Limited. Mr. George ("the Author") is a Qualified Person as defined by NI 43-101 and has over 40 years experience in the mining industry including extensive experience in the gold exploration and mining sector in Canada.

The Report contains concise details on the Garrison Property including its location, history, previous and current work, geology and mineralization styles, descriptions of ore and its metallurgy, and a preliminary assessment of the economic potential of the deposit. In addition, the Author reported on the value of continuing the exploration of the project, emphasizing the necessity of moving the project to the advanced stage of re-opening the underground workings to expand the known resources by more accurately measuring the size and grade of the zones. Another described attribute of the Garrison Property is the amount of existing underground development for which the zones containing the mineral resources are accessed by a decline, lateral workings and a service shaft all of which would have a replacement cost well in excess of ValGold's current market cap.

The Indicated and Inferred Resource estimates focused on four, laterally contiguous mineralized zones along the Munro Fault which is a splay from the regional Porcupine-Destor Fault ("PDF"). The results of the resource estimate were previously announced on April 8, 2008. The current estimate of the resources reflects a modest upgrading of the resources due to a minor correction applied by the Author and the resources are summarized in the following table:

Zone	Indicated Resource			Inferred Resource		
	Tonnes	Au g/T	Ounces	Tonnes	Au g/T	Ounces
JP Zone	236,100	7.69	58,380	812,400	4.66	121,750
JD Zone				168,000	7.37	39,830
RP Zone	12,100	10.91	4,260	124,300	5.05	20,170
East Zone	4,900	3.58	560	451,100	4.47	64,790
TOTALS	**253,100**	**7.77**	**63,200**	**1,555,800**	**4.93**	**246,540**

NOTE – Summation of ounces may not add exactly due to rounding

The Author concludes that the Garrison Property is a property of merit as defined in NI 43-101 and warrants additional expenditures. In addition, based on a preliminary economic assessment the Garrison Property has economic potential based on current knowledge of gold recoveries and current gold prices for an 11-year life-of-mine subject to the confirmation of the resources that can be categorized as proven and probable reserves. *The Preliminary Assessment is preliminary in nature, and includes inferred resources that are considered too speculative geologically to have economic considerations applied to*

them that would allow them to be categorized as mineral reserves and thus there is no certainty that the preliminary assessment will be realized.

The Author recommends that the Company plan an underground exploration and development program and budget for the JP Zone and adjacent JD and RP Zones. The program should include sufficient lateral development to provide access for drilling to upgrade sufficient inferred and indicated resources to indicated and measured resources that would justify a production decision. In tandem with the underground exploration program, the Company should do additional metallurgical test work to determine the optimum milling process for the ores. In addition, the Company should initiate environmental studies in anticipation of needing to generate an environmental impact statement before permits could be granted for mining.

Furthermore, the Author recommends that the Company commence a study of the Garrcon Zone and once completed to layout a program and budget to test the potential for a bulk tonnage, open-pit operation. It is suggested by the Author that the Garrcon Zone has the potential to host a bulk tonnage target of up to 30 million tonnes ranging in grade from 1 to 3 g/T Au.

Fiscal 2008 exploration expenditures with the comparative fiscal 2007 figures on the Garrison Property include assay and analysis costs - $23,111 ($178,826); drilling - $Nil ($1,038,597); geological and geophysical - $136,883 ($439,609); site activities - $25,343 ($70,924); stock-based compensation and related future income taxes - $12,904 ($7,413) and travel and accommodation - $14,270 ($152,080).

Subsequent to July 31, 2008, the Company entered into a Letter of Intent ("LOI") with Northern Gold Mining Inc. ("Northern Gold") on the Garrison property. Under the terms of the LOI, Northern Gold may acquire an option to earn up to an undivided 80 % of the Company's 100% interest in the Garrison gold property. Under the proposed option agreement, Northern Gold may acquire a 50% undivided interest in the property by making cash payments of $1,000,000 over four years, with all or part of the payments being made in Northern Gold stock at Northern Gold's option, using a 20-day value weighted average price, upon regulatory approval. To earn the 50% interest, Northern Gold must also complete work on the property in the amount of $4,000,000 over four years, with $500,000 being spent on the property in the first year. After earning the 50% interest, Northern Gold can then acquire an additional 30% interest by making additional cash payments of $1,000,000 over four years (again with all or part of the payments being made in Northern Gold stock equivalent, using a 20-day value weighted average price) and completing additional work on the property in the amount of $4,000,000 over four years. All payments and work may be made or done at the sole discretion of Northern Gold. The proposed option agreement is subject to due diligence, negotiation of final terms and conditions and regulatory approval.

1.2.4 Tower Mountain Gold Project, Ontario

ValGold's exploration work on the Property began in November 2002, and has focused on diamond drilling. A total of eight drill programs comprising 75 drill holes, totalling 18,279 metres, have been completed to date. The majority of drilling has been in the vicinity of the U and V Trench areas (the "U-V Zone") and this work has defined several parallel mineralized structures striking in a southeasterly direction. The most continuous of these structures is designated the "U-V Main Vein" which dips moderately to steeply to the northeast and can be traced along strike for a minimum 400 metres. Examination of U-V Main Vein core indicates the presence of a gold mineralized zone measuring 0.6 to 20.0 metres true width, plunging steeply to the southeast. Intercepts from this zone returned assays ranging from 304.00 g/t Au over 3.0 metres in drill hole TM04-3 to 2.40 g/t Au over 61.5 metres in drill hole TM04-9. Commonly accompanying the U-V Main Vein mineralization is a halo of moderately to

highly anomalous gold values in the footwall and hanging wall extending a few metres to tens of metres beyond the vein.

Drilling has delineated additional zones of high-grade mineralization, however limited information is available on these targets. The "C Zone", located 800 metres southeast of the U-V Zone, appears similar to the U-V Main Vein. It is proximal to the Tower Mountain Intrusive Complex ("TMIC") contact and hosts at least one main mineralized structure bounded by several metres of wall rock registering strongly anomalous gold values. This zone strikes similarly to the U-V Main Vein, however its dip is currently unknown due to limited drilling. ValGold has tested this target with two holes with the best drill intercept returning 21.14 g/t Au over 1.5 metres. A hole drilled by a previous owner of the Property in the vicinity of the C Zone was orientated sub-parallel to the zone and returned an average grade of 0.3 g/t over 750.0 metres. Both the C Zone and U-V Zone are hosted within felsic to intermediate Timiskaming volcanic fragmental rocks and appear to be controlled by a series of southeast striking structures related to the contact zone with the TMIC. At this time it is not known whether these mineralized zones continue into the syenite and other intrusive rocks comprising the TMIC.

The third high-grade zone identified in current drilling is referred to as the "04-36 Zone" and is located 400 metres southwest of the U-V Zone. Unlike the U-V Zone and the C Zone, the 04-36 Zone strikes north-northeast and appears to be associated with a package of mixed Timiskaming volcanics and sediments identified approximately 600 metres west of the TMIC contact. Two drill holes intersected this zone and core analysis indicates the zone strikes roughly parallel to the northeast trending belt of Timiskaming rocks in the area. One hole documented 41.35 g/t Au over 1.5 metres and the second hole returned an assay of 5.31 g/t over 1.5 metres.

The following table summarizes drill programs and presents highlights of each of the eight drilling campaigns conducted by ValGold.

Highlights of Tower Mountain Gold Zones Drill Intersections

Program	Holes Drilled	Total Meters	Best High-Grade Gold Intersection	Best Low-Grade Gold Intersection
2002 (Fall)	5	1,042	23.17g/Tonne /1.5m in TM02-02	1.05g/Tonne /73.5m in TM02-03
2003 (Spring)	5	1,085	11.77g/Tonne /3.0m in TM03-02	1.01g/Tonne /22.5m in TM03-03
2003 (Fall)	7	1,499	19.76g/Tonne /1.5m in TM03-11	0.62g/Tonne /12.0m in TM03-12
2004 (Winter)	10	2,601	304.0g/Tonne /3.0m in TM04-03	2.40g/Tonne /61.5m in TM04-09
2004 (Summer)	13	3,450	68.91g/Tonne /0.2m in TM04-19	1.93g/Tonne /37.5m in TM04-15
2004 (Fall)	13	3,418	41.35g/Tonne /1.5m in TM04-36	0.94g/Tonne /106.5m in TM04-31
2005 (Winter)	14	3,523	16.00g/Tonne /1.5m in TM05-38	0.77g/Tonne /21.0m in TM05-44
2007 (Summer)	8	1,661	58.20g/Tonne /1.5m in TM-07-56	0.59g/Tonne /21.0m in TM-07-56
Total	**75**	**18,279**		

An independent NI 43-101 compliant mineral resource estimation was completed for the U and V zones. This report can be found on the SEDAR website and was certified on February 9, 2006. In August 2008, the Company issued 250,000 common shares at $0.10, in lieu of a cash payment for an annual pre-production royalty to the optionors of the Tower Mountain Property. The Company has the option to issue shares in lieu of a cash payment.

Current Status:

Subsequent to July 31, 2008, the Company entered into an agreement with HMZ Metals Inc. ("HMZ"), by which HMZ was granted an option to acquire 50% of the Company's interest in the property. Pursuant to the agreement, HMZ must issue to the Company 1,000,000 HMZ post-consolidation common shares and incur a minimum of $2,900,000 in expenditures on or in relation to the property.

Fiscal 2008 exploration expenditures with comparative fiscal 2007 figures on the 100% owned Tower Mountain Gold Project include the following: assays and analysis - $20,739 ($821); drilling - $83,575 ($93,622); geological and geophysical - $37,936 ($32,534); and travel and accommodation - $3,210 ($836) and site activities - $11,709 ($6,100).

Mr. Tom Pollock, P.Geo., ValGold's formerly Vice-President, Exploration, is the Qualified Person for all of the Company's mineral property interests, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock instituted and was responsible for ValGold's program of QC/QA, using assay control samples and duplicates.

1.2.5 Hunter Gold Mine, Ontario

In July 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp in Whitney Township, Ontario. Under the terms of the agreement, the Company agreed to make total cash payments of $50,000 ($40,000 paid) and issue 325,000 common shares (275,000 issued) to the optionor over a five-year period. During the year ended July 31, 2008, the Company reviewed its interest in the property, and determined that it would not be making the cash and share payments to the optionors and as a result, has written off the property by $464,089 and has returned the property to the optionors.

1.2.6 Mineral Property Option Payments Due In the Year Ended July 31, 2009

During the year ended July 31, 2009, the Company has no share payments or cash payments due on any of its mineral properties. Advance royalty and/or property tax payments are due on all properties held and are required to be made at different times throughout the year, and total an estimated $243,000.

Refer to measurement uncertainty regarding the mineral property interest in Section 1.12.

1.2.7 Market Trends

In 2008 the price of gold increased, continuing an overall uptrend that commenced in 2001. The gold price in 2006 averaged US$603 per ounce while in 2007 the gold price averaged US$695 per ounce. The 2008 gold price averaged US$872 per ounce.

1.3 Selected Annual Information

The following selected financial information has been extracted from the Company's audited consolidated financial statements for the years ended July 31, 2008, 2007 and 2006, which have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2008	As at July 31, 2007	As at July 31, 2006
Current assets	$ 362,020	$ 3,748,462	$ 1,018,295
Mineral property interests	11,181,332	15,109,101	6,408,161
Other assets	317,484	510,706	360,650
Total assets	11,860,836	19,368,269	7,787,106
Current liabilities	1,550,914	2,342,251	660,617
Shareholders' equity	10,309,922	17,026,018	7,126,489
Total shareholders' equity and liabilities	11,860,836	19,368,269	7,787,106
Working capital deficiency(non-GAAP measure)	$ (1,188,894)	$ 1,406,211	$ 357,678

	Year ended July 31, 2008	Year ended July 31, 2007	Year ended July 31, 2006
Expenses (Recoveries)			
Administrative expenses	1,706,282	1,467,127	1,153,912
Other (income and recoveries) costs	(76,121)	25,105	(26,845)
Write-down of mineral property interests	14,136,849	454,042	316,336
Gain on sale of marketable securities and investments	(132,680)	(1,087,432)	(1,722,766)
(Loss) earnings before future income tax recovery	(15,634,330)	(858,842)	279,363
Future income tax recovery	56,811	685,187	112,648
(Loss) earnings for the year	(15,577,519)	(173,655)	392,011
(Loss) earnings per share – basic and diluted	$ (0.20)	$ 0.00	$ 0.02
Weighted average number of common shares outstanding – basic and diluted	76,657,349	37,808,293	22,253,520

1.4 Results of Operations

ValGold had a loss of $15,577,519, or loss per share of $0.20 in fiscal 2008, compared to a loss of $173,655, or loss per share of $0.00 in fiscal 2007. In addition to the write-downs of mineral properties of $14,136,849 in fiscal 2008 discussed above, the following is a discussion of other expenses in the statement of operations and deficit.

Doing business in foreign jurisdictions involves foreign exchange risks. Certain of the Company's expenditures are also denominated in United States dollars. As a result, foreign exchange changed from a loss of $1,474 in fiscal 2007 to a gain of $24,032 in fiscal 2008. There has been some volatility between the United States dollar and the Canadian dollar in fiscal 2007, and since then a significant increase in the Canadian dollar compared to the United States dollar.

Legal, accounting and audit expenses increased from $104,632 in fiscal 2007 to $183,869 in fiscal 2008, primarily due to increases in audit and tax fees. Legal advice related to the disclosure of property agreements entered into in foreign jurisdictions and certain foreign legal and accounting costs that were related to the mineral property acquisitions contributed to the higher levels in fiscal 2008. Legal advice related to property agreements entered into in foreign jurisdictions and certain foreign legal and accounting costs directly related to the mineral property acquisition and exploration permitting and licenses have been capitalized.

Management fees of $3,000 (2007 - $2,500) per month are paid or are payable to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. Management fees of $36,000 (2007 - $30,000) were paid, although fees of $15,750 were unpaid at July 31, 2008. Also included in management and consulting fees for fiscal 2008 is $42,750 (2007 – $44,500) paid or payable indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. Any amount owing to Kent Avenue Consulting Ltd. is owed by LMC and is included in the net receivable from LMC.

Office and administration costs increased from $284,446 in fiscal 2007 to $370,102 in fiscal 2008. The office and administration costs include rent, shared office services and other costs related to administration of a public company. During most of fiscal 2007, an additional company was sharing office space which contributed to the lower costs for shared office services in that period.

Salaries and benefits increased from $345,363 in fiscal 2007 to $486,000 in fiscal 2008. Salaries and benefits are primarily paid by LMC Management Services Ltd. ("LMC"). Salary increases and increases in activity levels due to the additional time related to the Venezuelan and Guyanese operations have contributed to the increase.

In fiscal 2007, there was $241,964 in stock-based compensation compared to $221,082 in fiscal 2008, calculated in accordance with the Black-Scholes ("B-S") option valuation model. The Company's stock options are not transferable and cannot be traded. In addition, $110,142 (2007 - $65,339) in stock-based compensation was capitalized to mineral property interests, along with a future tax liability of $56,811 (2007 - $28,674).

Shareholder communications decreased from $282,015 in fiscal 2007 to $268,961 in fiscal 2008. Investor relations activities were paid through LMC to one specific employee, and totalled $60,000 for the year and are included in salaries and benefits. Prior to fiscal 2008, consultants were utilized, with the attendant costs included in shareholder communications.

Travel and conference expenses decreased from $130,116 in fiscal 2007 to $102,475 in fiscal 2008, due to decreased travel in fiscal 2008.

Property investigation costs are a recovery of costs of $8,414, related to Guyana, in fiscal 2008, compared to a nominal expense of $7,040 in fiscal 2007. Costs related to submissions are capitalized if the property is acquired, or expensed if the property is not acquired.

In fiscal 2007, ValGold sold 297,600 common shares of its investment in Northern Orion and also sold 135,000 common shares of Cream Minerals Ltd., for a total gain of $1,087,432. This compares to fiscal 2008 when ValGold sold 27,400 common shares Northern Orion for a gain of $132,680. Interest income decreased from $45,940 in fiscal 2007 to $26,707 in fiscal 2008, due to lower cash balances. The Company also received 25,000 shares of Impact Silver Ltd, with a market value of $41,000 at the date of receipt of shares in March 2008 for geological data relating to a property held by the Company in the late 1990s.

In accordance with CICA Handbook Section 3465 – Income Taxes, and EIC 146 "Flow-through Shares", the Company records a provision at the time of the actual renunciation of flow-through expenditures, which is recorded as a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company. The Company estimates that the reduction in share capital and the recovery of future income taxes related to the flow-through expenditures renounced in fiscal 2007 was $685,187. Future income tax recoveries of $56,811 in fiscal 2008 relate to capitalized stock-based compensation.

1.5 Summary of Quarterly Results (unaudited)

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Mountain Ontario	Manitoba Claims, Manitoba	Guyana Properties Guyana	Hunter Mine, Ontario	Garrison Property, Ontario	Venezuela Properties Venezuela
Fiscal 2007						
First Quarter	2,980	13,661	37,168	25,840	586,760	346,559
Second Quarter	4,213	10,823	258,304	(215)	461,769	2,049,067
Third Quarter	2,996	(100)	347,665	(86,837)	395,822	581,190
Fourth Quarter	154,504	40,050	549,326	37,001	450,753	2,922,292
Fiscal 2008						
First Quarter	116,484	--	521,736	33,100	87,299	7,939,710
Second Quarter	31,226	--	476,932	--	28,629	953,324
Third Quarter	8,325	--	450,195	--	84,809	335,423
Fourth Quarter	6,470	14,043	396,317	(29,750)	13,503	424,437

	Earnings (loss) per quarter	Basic earnings (loss) per share	General and adminis-trative expenses	Gain on investments and interest	Mineral property and other write-downs (recovery)	Property investigation costs (recovery)	Stock-based compen-sation	Income tax expense / (recovery)
Fiscal 2007								
First Quarter	228,230	0.01	257,145	520,546	35,117	54	--	--
Second Quarter	380,186	0.01	236,914	87,512	--	125	--	(529,713)
Third Quarter	131,785	0.00	271,979	387,046	--	--	123,550	(204,720)
Fourth Quarter	(913,856)	(0.02)	459,125	138,268	418,925	6,861	118,414	49,246
Fiscal 2008								
First Quarter	(403,167)	(0.01)	461,426	151,808	--	125	108,933	(15,509)
Second Quarter	(306,945)	(0.00)	294,357	5,116	--	--	36,268	(18,564)
Third Quarter	(329,722)	(0.00)	348,115	42,374	--	(8,539)	44,361	(11,841)
Fourth Quarter	*(14,537,685)	(0.17)	381,302	1,089	14,136,849	--	31,520	(10,897)

*includes write-downs of mineral property interests relating to decisions made by the Company in the fourth quarter of fiscal 2008.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment and the low price of ValGold's common shares make it difficult to raise funds by private placements of shares. In addition the Company must exercise prudent judgement when attempting to raise capital through the issuance of common shares to minimize dilution to existing shareholders. Therefore the Company must rely on its ability to market its projects and thereby raise cash in order to remain solvent, in addition to limited private placements that will be necessary to provide working capital. There is no assurance that the Company will be successful with any financing ventures. Please refer to the "Risks" section of this document.

At July 31, 2008, ValGold had a working capital deficiency of $1,188,894, defined as current assets less current liabilities, compared with working capital of $1,406,211 at July 31, 2007. The Company's consolidated financial statements were prepared using Canadian generally accepted accounting principles applicable to a going concern. Several adverse conditions cast significant doubt on the validity of this assumption. (See Item 1.7 – Going Concern). When the Company has unused cash, it primarily invests its unused cash in redeemable guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills. There have been no investments in commercial paper. Where the initial term of the guaranteed investment certificate is greater than 90 days it is recorded as a short-term investment.

The Company's ability to continue operations is contingent on its ability to obtain additional financing. The Company has entered into an option agreement on its Tower Mountain property and is pursuing other sources of financing including equity financing. The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures.

The continuation of the Company is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

<u>Investing Activities</u>

At July 31, 2008, ValGold had capitalized $11,181,332, representing costs associated with the acquisition and exploration of its mineral property interests in Venezuela and Ontario. In fiscal 2008, ValGold expended $11,892,222 on the acquisition and exploration of all of its mineral property interests, before write-offs and net of recoveries, compared to $9,191,806 in fiscal 2007.

At July 31, 2008, the Company held 665,000 common shares of Sultan Minerals Inc., 400,000 common shares of Emgold Mining Corporation, 1,275,000 shares of Brigadier Gold Ltd., 25,000 shares of Impact Silver Corp. and 5,000 common shares of Mediterranean Minerals Corp. at a total cost of $436,490. The fair value of these shares at July 31, 2008, was $213,110. The Company also holds 425,000 warrants of Brigadier Gold Ltd., exercisable at a price of $0.15 until September 2, 2008, at an initial book value calculated using the B-S option pricing model, of $29,120, and a valuation at July 31, 2008, of $9. The warrants expired, unexercised, subsequent to July 31, 2008. During the year ended July 31, 2008, the Company sold 27,400 common shares of Northern Orion Resources Inc. for a gain of $132,680.

See the mineral property section for information on exploration work during the period and other information on the Company's mineral property interests.

1.7 Capital Resources

In November and December 2007, the Company completed a non-brokered private placement of 5,667,000 units at a price of $0.35 per unit, for gross proceeds of $1,983,450. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole non-transferable share purchase warrant entitles the holder to purchase one additional common share for a period of 24 months following the issue date of the non-transferable share purchase warrant at an exercise price of $0.60 per share. The Company paid finders' fees of $66,885 in cash, and issued 273,000 non-transferable finder's options, equal to 10% of the total number of units sold in the offering to subscribers arranged by eligible finders. Each finder's option will be exercisable to acquire a unit of the Company at a price of $0.35 per finder's unit for a period of 24 months from the date of issuance. Each finder's unit was comprised of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole finder's warrant entitles the finder, upon exercise, to purchase one additional common share of the Company for a period of 24 months from the issuance of the finder's option at a price of $0.60 per finder's warrant share. The finders' warrants and finder's warrant shares were valued using a B-S pricing model, using the following assumptions: weighted average risk free interest rate of 3.7%; volatility factors of 78% and 79% and an average expected life of two years, and no dividends. The value per combined finders' warrant ranges from $0.28 to $0.33, due to the number of finders' warrants issued related to each tranche of the financing. The value attributed to these non-transferable share purchase warrants was $0.08 per whole non-transferable share purchase warrant. Issue costs were allocated to the common shares and the warrants in the amounts of $129,012 and $16,388, respectively.

In July 2008, the Company completed in two tranches a private placement for a total of 7,248,000 units at

price of $0.10 per unit, for gross proceeds of $724,800. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at an exercise price of $0.20 per share. The financing was closed in two tranches on July 4th and July 24th 2008. The Company paid finders' fees of $3,850 in cash and issued 44,000 non-transferable warrants (the "Finder's Warrants") valued at $1,026 in the offering to arms-length subscribers arranged by eligible finders. Each Finder's Warrant entitles the finder, upon exercise, to purchase one additional common share of the Company (a "Finder's Warrant Share") for a period of 24 months from the issuance of the Finder's Warrant at a price of $0.20 per Finder's Warrant Share. The finders' warrants and share purchase warrants were valued using a B-S pricing model, using the following assumptions: weighted average risk free interest rate of 2.8%; volatility factors of 74% to 76% and an average expected life of two years, and no dividends. The value per combined finders' warrant was $0.11 and $0.09, respectively, as the number of finders' warrants was not directly attributable to the number of common shares issued in each tranche of the financing. Issue costs were allocated to the common shares and the warrants in the amounts of $9,914 and $2,235, respectively.

During the year ended July 31, 2008, 54,040 agent's warrants with an expiry date of December 30, 2007, were exercised at a price of $0.225, 550,000 warrants were exercised at $0.40, and 450,000 stock options were exercised at $0.25. The Company also granted 200,000 stock options to a consultant at an exercise price of $0.30, with an expiry date of November 27, 2012, but 150,000 of these stock options were cancelled during the year, and subsequent to July 31, 2008, the vested balance of the stock options expired, unexercised. Subsequent to July 31, 2008, 5,449,403 warrants, including underlying warrants, exercisable at $0.50, and 493,469 underlying warrants exercisable at $0.275, with expiry dates of August 28, 2008, and August 31, 2008, respectively, all expired, unexercised. In addition, 2,000,000 warrants, exercisable at $0.50, with an expiry date of December 29, 2008, expired, unexercised.

Going Concern

At July 31, 2008, and subsequent to that date, the Company has had a working capital deficiency. It is estimated that it may require approximately $1.75 million in total working capital to continue to operate the Company and pay the liabilities of the Company, including all accrued liabilities. Two employees have been severed and the president and chief executive officer's salary is being deferred voluntarily, together with the Chairman's remuneration and consulting fees to a company controlled by another director, until such time as new financing is available. The ability to raise working capital directly impacts the ability of the Company to undertake any planned exploration programs. Currently sufficient work has been undertaken on all of its current mineral property interests for several years, but if the Company is unable to perform sufficient exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods.

The Company's exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters. ValGold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis. As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of ValGold's common shares limits its ability to raise capital by issuing shares. There are

several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, ValGold's shareholders pay transaction costs that are a higher percentage of their total share value than if ValGold's share price were substantially higher.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. Several adverse conditions cast significant doubt on the validity of this assumption. The current financial equity market conditions, the inhospitable funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. The junior resource industry has been severely adversely affected by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Refer to measurement uncertainty regarding the mineral property interest in Section 1.12.

1.8 Off-Balance Sheet Arrangements.

None.

1.9 Transactions with Related Parties

Services provided by:	2008	2007
Glencoe Management Ltd. (c)	36,000	30,000
LMC Management Services Ltd. (a)	861,508	753,250
Kent Avenue Consulting Ltd. (d)	42,750	44,500

Balances receivable from (payable to)	2008	2007
LMC Management Services Ltd. (a)	$ --	$ 130,336
Total balances receivable (e)	--	130,336
LMC Management Services Ltd. (a)	(214,119)	--
Officer and directors	(121,439)	(38,187)
Glencoe Management Ltd. (c)	(15,750)	(2,650)
Total balances payable	$ (351,308)	$ (40,837)

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and at July 31, 2008, the Company did not have three months of fees advanced to LMC, and was in arrears on its monthly payments. The contractual agreement provides for the issuance of shares in the capital of the Company to LMC, cease of services, or provision of security to the non-defaulting shareholders of LMC. No determination of settlement has been finalized with the Company and the other shareholders of LMC, pursuant to the agreement.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year. Directors' fees have been accrued but not paid since December, 2007.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Management fees of $3,000 (2007 - $2,500) per month have been paid to Glencoe Management Ltd. for the services of the Chairman. Fees of $15,750 have been accrued but not paid at July 31, 2008.

(d) Consulting fees of $42,750 (2007 - $44,500) are paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid through LMC, and are also included in the balance for 'services provided by LMC'. Any amount owing to Kent Avenue Consulting Ltd. is owed by LMC, and so is included in the net payable to LMC.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of two companies with directors and/or management in common with the Company throughout the fiscal year. Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

(g) A director of the Company held shares in one of the shareholders of Honnold Corp. prior to the acquisition by the Company. At the time of entering into the acquisition, the director was at arm's length to the Company and was nominated and elected as a director subsequent to the initial date of the transaction.

(h) The Company advanced US$15,000 to an officer of a subsidiary company, to be repaid in five equal instalments from January to May 2008, without interest. The advance was repaid in full in May 2008.

1.10 Fourth Quarter Results

	Three months ended July 31, 2008	Three months ended July 31, 2007
Expenses (recoveries)		
Amortization	$ 981	$ 1,174
Foreign exchange loss (gain)	(25,731)	(14,157)
Legal, accounting and audit	42,148	27,271
Management fees	35,896	18,000
Office and administration	131,990	103,947
Salaries and benefits	122,629	114,769
Shareholder communications	47,328	147,436
Stock-based compensation	31,520	118,414
Travel and conferences	26,061	60,685
	412,822	577,539
Property investigations	--	6,861
Write-down of mineral property interests	14,136,849	418,478
Gain on sale of marketable securities and investments	--	(106,729)
Interest income	(1,089)	(31,539)
Loss before income taxes	(14,548,582)	(864,610)
Future income tax (expense) recovery	10,897	(49,246)
Loss for the period	$ (14,537,685)	(913,856)
Loss per share – basic and diluted	(0.17)	(0.02)
Weighted average number of common shares – basic and diluted	83,864,401	43,267,708

<u>Three Months Ended July 31, 2008 ("Q4 2008") Compared to Three Months Ended July 31, 2007 (Q4 2007")</u>

ValGold had a loss of $14,537,685, or loss per share of $0.17 in Q4 2008, compared to a loss of $913,856, or loss per share of $0.02 in Q4 2007.

The significant difference between the loss in Q4 2007 and the loss incurred in Q4 2008 is primarily due to the mineral property write-downs incurred. The write-downs in Q4 2008 include terminations of option agreements on the mineral property interests in Guyana and the Hunter Property in Ontario, and mineral property interests in Venezuela of $14,136,849 in Q4 2008, compared to $418,478 in Q4 2007.

Legal, accounting and audit increased from $27,271 in Q4 2007 to $42,148 in Q4 2008, primarily related to audit accruals. Shareholder communications costs decreased substantially from $147,436 in Q4 2007 to $47,328 in Q4 2008.

Management fees of $3,000 per month were paid or are payable to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company, for a total of $9,000 (Q4 2007 - $7,500). Also included in management and consulting fees for Q4 2008 is $14,000 (Q4 2007 – $10,500) paid or payable indirectly through LMC to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

Office and administration costs increased from $103,947 in Q4 2007 to $131,990 in Q4 2008. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits increased from $114,769 in Q4 2007 to $122,629 in Q4 2008. The salaries are based on time spent in corporate activities and as a result, salaries increase and decrease in relation to time spent. In Q4 2007 ValGold recorded $118,414 in stock-based compensation compared to $31,520 in Q4 2008. Travel and conference expenses decreased from $60,685 in Q4 2007 to $26,061 in Q4 2008. Property investigation costs decreased from $6,861 in Q4 2007 to $Nil in Q4 2008.

Interest and other income of $31,539 in Q4 2007 compares to $1,089 in Q4 2008. The Company had a gain on sale of investments in Q4 2007 of $106,729, with no comparative gain on sale in Q4 2008.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in item 1.2 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

As at July 31, 2008, the Company was a venture issuer. Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value of its mineral properties as well as the fair value of stock-based compensation and warrants. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control. The factors affecting stock-based compensation and warrants include estimates of when stock options and warrants might be exercised and the stock price volatility. The timing for exercise of options and warrants is out of the Company's control and will depend upon a variety of factors including the market value of the Company's shares and financial objectives of the stock-based instrument and warrant holders. The future volatility is also uncertain and the model has its limitations. The Company uses the B-S option pricing model to estimate a value for these options and warrants.

The Company's recoverability of the recorded value of its mineral properties is based on market conditions for minerals, independent NI 43-101 reports of the underlying mineral resources associated with mineral property interests held by the Company completed in the fiscal year ended July 31, 2008, arms-length transactions entered into on the Tower Mountain and Garrison properties subsequent to July 31, 2008, and any future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof. The Company is continually reviewing its mineral property interests and write-downs are taken on a timely basis when the Company believes that there is no recoverability of the recorded value of its mineral properties, or no further exploration activity is planned, when the mineral property interest is written down to a nominal carrying value of $1 or written off if the mineral property interest is not in good standing.

The operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labour and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and other political risks and uncertain legal enforcement. The Company has not experienced any property specific adverse consequences to date on its operations in Venezuela or Canada, but general mining market conditions, have deteriorated, resulting

in a decrease in the price of the Company's common shares subsequent to the year-end, and creating difficulty in raising sufficient equity capital to effectively explore or develop the Company's mineral property interests.

One or more of the issues described herein, or other factors beyond our control in future periods could adversely affect the Company's operations and investment in Venezuela and/or Canada in the future, and result in further mineral property write-downs. Such write-down amounts could be material.

1.13 Critical accounting policies and changes in accounting policies

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the years ended July 31, 2008, and have been consistently followed in the preparation of these financial statements. The Company will be adopting the following Canadian Institute of Chartered Accountants ("CICA") guidelines effective for the Company's first interim period commencing August 1, 2008:

Section 1535 – Capital disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods beginning on August 1, 2008.

Financial instruments – disclosure and presentation (Section 3862 and 3863)

These standards replace CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation". They expand current disclosure requirements in order to enable users of financial statements to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures relating to fair value. In addition, disclosure is required of qualitative and quantitative information regarding exposure to risks arising from financial instruments, including specified minimum disclosures of credit risk, liquidity risk and market risk. The quantitative disclosures must provide information on the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel. The Company expects that its financial statements disclosures will be expanded to incorporate the new additional requirements.

Amendments to Section 1400 – going concern

CICA handbook Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for the Company's interim and annual financial statement for the fiscal years beginning on August 1, 2008.

The Company does not anticipate any material adjustments to the consolidated financial statements on adoption of the new Standards.

International Financial Reporting standards ("IFRS")

In 2006, the Accounting Standards Board (AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February

2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS. The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of August 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending July 31, 2011. While the Company has begun assessing the implications of adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS has not been estimated at this time.

Adoption of new accounting policies

Effective August 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards have been adopted on a retroactive basis with no restatement of prior period financial statements.

Section 3855 – Financial instruments – recognition and measurement

This standard sets out criteria for the recognition and measurement of financial instruments and requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to August 1, 2007, have been recognized by adjusting opening accumulated other comprehensive income (loss). Prior period financial statements have not been restated.

All financial instruments are classified into one of the following categories: short-term investments, marketable securities and investments. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Short-term investments are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in the statement of operations.

Marketable securities (available-for-sale financial assets) are measured at fair value. Changes in fair values of available-for-sale financial assets are included in other comprehensive income (loss) until the gain or loss is recognized in the statement of operations when the asset is sold or deemed to be permanently impaired.

Investments are measured at fair value. All gains and losses are included in the statement of comprehensive income (loss) until the gain or loss is recognized in the statement of operations when the asset is sold or deemed to be permanently impaired.

Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. At July 31, 2007 and 2008, the Company did not have any hedges.

Section 1530 – Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events, and circumstances from other than the Company's shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net loss to be presented in other "comprehensive loss" until it is considered appropriate to recognize into net loss. This standard requires the presentation of comprehensive loss, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive loss is presented as a new category in shareholders' equity. At August 1, 2007, the Company determined that adopting these new standards would result in the addition of a new component of shareholders' equity – accumulated other comprehensive income. A transition adjustment of $270,273 represents the initial net unrealized gain on investments and marketable securities, classified as available-for-sale at August 1, 2007.

Section 1506 – Accounting changes

This standard revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be recorded retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of this standard had no effect on the financial statements presented.

Risk management

The Company is exposed to potential loss from various risks including currency risk, interest rate risk, liquidity risk, market risk and commodity price risk.

Currency risk

The Company is exposed to currency risk which is the possibility that changes in exchange rates produce an unintended effect on net income and shareholders' equity when measured in other than the measurement currency of the Company. The Company holds cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to / from related parties. The Company monitors exposure of invested assets to foreign exchange and limits these amounts. The Company may from time to time, experience losses resulting from fluctuations in the values of the Canadian dollar, which could adversely affect operating results.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents. Generally, the Company's interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents mature and the proceeds are invested at lower interest rates.

Liquidity risk

The Company is exposed to liquidity risk which is the risk that an entity will encounter difficulty in raising funds to meet cash flow commitments associated with financial instruments. The Company

endeavours to manages liquidity risk by maintaining sufficient cash and short-term investment balances for settlement of its obligations. Liquidity requirements are managed based on expected cash flow to attempt to ensure there is sufficient capital in order to meet short-term obligations. At July 31, 2008, the Company does not have sufficient cash on hand to meet its current obligations. The Company will need to raise capital to continue its operations.

Market risk and commodity price risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. The significant market risk exposure to the Company relates to commodity price risk and specifically declines in the price of gold. The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market prices of gold associated with the Company's mineral property interests.

Since August of 2007, the Company has been adversely affected by the global financial crisis and has seen a continuous decline in its share price from approximately $0.60 per common share to its current market price of less than $0.05 per common share. The Company completed two private placement financings during the year ended July 31, 2008, the first in November 2007 at a price of $0.35 per unit and the second in July 2008 at a price of $0.10 per unit, each unit comprised of one common share and one warrant exercisable for a period of two years. The decrease in the unit price of financings completed by the Company is a reflection of current capital markets and the difficulty in raising investment capital. The financial crisis has created an additional form of market risk inherent with the degradation in general liquidity of the markets arising from the collapse of credit institutions ranging from retail banks to major financial/investment houses. The subsequent recessionary conditions have also impacted commodity prices, complicating the market risk and worsened the Company's capacity to raise capital.

1.14 Financial Instruments and Other Instruments

At July 31, 2008, except as noted below, the fair values of cash and cash equivalents, investments, due from (to) related parties, and accounts receivable, approximate carrying values because of the short-term nature of these instruments. The fair values of the Company's accounts payable and accrued liabilities are significantly lower than carrying value due to the Company's current financial condition.

At July 31, 2008, cash and cash equivalents were held as cash in bank accounts, primarily in Canadian banks, while temporary investments were held entirely in cashable Guaranteed Investment Certificates issued by BMO Bank of Montreal. At July 31, 2008, the Company had no temporary investments.

The Company's financial instruments comprised cash, cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from financial instruments. The fair value of the financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company is affected by changes between its reporting and foreign functional currencies. The Company monitors its foreign currency balances to mitigate these risks.

1.15 Other MD&A Requirements

See the Company's audited consolidated financial statements for the years ended July 31, 2008 and 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the annual consolidated financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d).

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of January 26, 2009, the date of this annual MD&A, subject to minor accounting adjustments:

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

89,874,836 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,205,000	0.25	January 25, 2011
100,000	0.25	July 18, 2011
620,000	0.25	December 20, 2012
680,000	0.25	November 14, 2013
100,000	0.25	January 19, 2014
635,000	0.25	July 27, 2009
100,000	0.25	April 26, 2010
2,035,000	0.35	April 12, 2012
450,000	0.62	June 20, 2012
5,925,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
5,837,500	$0.50	May 4, 2009
416,450	$0.50	May 4, 2009
4,445,500	$0.50	May 25, 2009
2,377,500	$0.60	November 30, 2009
202,800	$0.35	November 30, 2009
456,000	$0.60	December 10, 2009
70,200	$0.35	December 10, 2009
101,400*	$0.60	November 30, 2009
35,100**	$0.60	December 10, 2009
4,306,000	$0.20	July 4, 2010
24,000	$0.20	July 4, 2010
2,942,000	$0.20	July 24, 2010
20,000	$0.20	July 24, 2010
21,234,450		

* Finder's warrants to purchase units at $0.35 until November 30, 2009, to receive one share and 1/2 warrant. Each whole warrant is exercisable at $0.60 until November 30, 2009.

** Finder's warrants to purchase units at $0.35 until December 10, 2009, to receive one share and 1/2 warrant. Each whole warrant is exercisable at $0.60 until Dec 10, 2009.

Other Information

The President and Chief Executive Officer and the Chief Financial Officer of ValGold Resources Ltd., have reviewed the annual consolidated financial statements and annual MD&A, (together the annual filings) of ValGold Resources Ltd. (the "issuer") for the year ending July 31, 2008.

Based on their knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

Based on their knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Note to Reader

In contrast to the certificate required under Multilateral Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* ("MI 52-109"), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures "(DC&P") and internal control over financial reporting ("ICFR"), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted

under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Annual MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

I, Shannon Ross, Chief Financial Officer of ValGold Resources Ltd., certify the following:

1. ***Review***: I have reviewed the annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the annual filings of ValGold Resources Ltd. (the issuer) for the financial year ended July 31, 2008.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **January 26, 2009**

"Shannon Ross"
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certificate of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

I, Stephen J. Wilkinson, President and Chief Executive Officer of ValGold Resources Ltd., certify the following:

1. ***Review***: I have reviewed the annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the annual filings of ValGold Resources Ltd. (the issuer) for the financial year ended July 31, 2008.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **January 26, 2009**

"Stephen J. Wilkinson"
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certificate of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FEE RULE
FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: ValGold Resources Ltd.

Fiscal year end date used to calculate capitalization: July 31, 2008

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 89,624,836	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $0.24	
Market value of class or series	(i) X (ii) =	(A) $21,509,961
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) NIL

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) NIL
(Repeat for each class or series of securities)		(D) NIL

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$21,509,961

Participation Fee $600

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = NIL

12

Late Fee, if applicable

(As determined under section 2.5 of the Rule) $150

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.
(an exploration stage company)
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2008 and 2007
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Balance Sheets
As at October 31, 2008 and July 31, 2008
(Unaudited – prepared by management)

	October 31, 2008	July 31, 2008
Assets		
Current assets		
Cash and cash equivalents	$ 98,256	$ 236,485
Accounts receivable and prepaids	55,747	125,535
	154,003	362,020
Investments (Note 5)	104,701	213,110
Buildings and equipment (Note 6)	89,248	104,374
Mineral property interests (see schedules) (Note 4)	11,396,037	11,181,332
	$ 11,743,989	$ 11,860,836
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,305,986	$ 1,199,606
Due to related parties (Note 8)	570,304	351,308
	1,876,290	1,550,914
Shareholders' equity		
Share capital (Note 7 (b))	51,311,918	51,286,918
Warrants	1,723,405	2,101,899
Contributed surplus	1,958,943	1,563,547
Accumulated other comprehensive loss	(245,295)	(136,886)
Deficit	(44,881,272)	(44,505,556)
	9,867,699	10,309,922
	$ 11,743,989	$ 11,860,836

Going concern (Note 1)
Subsequent event (Note 4 (a))
Commitments (Note 4 (c))

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

"Kenneth Yurichuk" "Stephen J. Wilkinson"

Kenneth Yurichuk
Director

Stephen J. Wilkinson
Director

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
Three months ended October 31, 2008 and 2007
(Unaudited – prepared by management)

	2008	2007
Expenses (recoveries)		
Amortization	$ 3,225	$ 1,045
Foreign exchange loss	61,154	9,379
Interest expense	6,561	--
Legal, accounting and audit	8,785	82,339
Management and consulting fees (Note 8)	16,500	21,500
Office and administration (Note 8)	76,820	97,502
Salaries and benefits	136,945	141,796
Shareholder communications	30,007	84,459
Stock-based compensation	13,967	108,933
Travel and conferences	--	23,406
	353,964	570,359
Property investigations	--	125
Write-down of mineral property interests (Note 13)	22,214	--
Gain on sale of marketable securities	--	(132,680)
Interest income	(462)	(19,128)
Loss before future income taxes	(375,716)	(418,676)
Future income tax recovery	--	15,509
Loss for the period	(375,716)	(403,167)
Deficit, beginning of period	(44,505,556)	(28,928,037)
Deficit, end of period	$ (44,881,272)	$ (29,331,204)
Loss per common share – basic and diluted	$ (0.00)	$ (0.01)
Weighted average number of common shares – basic and diluted	89,801,466	60,801,036

Interim Statement of Comprehensive Loss
(Unaudited – prepared by management

	Three months ended October 31,	
	2008	2007
Loss for the period before comprehensive loss	$ (375,716)	$ (403,167)
Unrealized loss on investments	(108,409)	(138,831)
Comprehensive loss	$ (484,125)	$ (541,998)

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Shareholders' Equity
Three months ended October 31, 2008 and 2007
(expressed in United States dollars)

	Common Shares Without Par Value		Warrants	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Shares	Amount					
Balance, July 31, 2007	59,496,280	$ 42,816,992	$ 1,872,913	$ 1,264,150	$ (28,928,037)	$ --	$ 17,026,018
Shares issued for mineral property interests and other							
Hunter Mine	55,000	23,100	--	--	--	--	23,100
Venezuela properties option payment	15,014,443	5,330,127	--	--	--	--	5,330,127
Guyana properties option payments	200,000	58,000	--	--	--	--	58,000
Finders' fees related to Venezuela option payment	890,073	315,976	--	--	--	--	315,976
Shares issued for cash							
Stock options exercised	450,000	264,330	--	(151,827)	--	--	112,503
Warrants exercised	550,000	250,656	(30,656)	--	--	--	220,000
Warrants expired, unexercised			(120,000)	120,000			--
Agents' warrants exercised	54,040	19,160	(7,001)	--	--	--	12,159
Private placements, less share issue costs	12,915,000	2,208,577	386,643	--	--	--	2,595,220
Stock-based compensation	--	--	--	331,224	--	--	331,224
Transition adjustment to opening balance	--	--	--	--	--	270,273	270,273
Change in investments for the year	--	--	--	--	--	(407,159)	(407,159)
Loss for the year	--	--	--	--	(15,577,519)	--	(15,577,519)
Balance, July 31, 2008	89,624,836	51,286,918	2,101,899	1,563,547	(44,505,556)	(136,886)	10,309,922
Shares issued for mineral property interests and other							
Tower Mountain annual pre-production royalty paid in shares	250,000	25,000	--	--	--	--	25,000
Stock-based compensation	--	--	--	16,902	--	--	16,902
Change in investments for the period	--	--	--	--		(108,409)	(108,409)
Warrants expired, unexercised	--	--	(378,494)	378,494	--	--	--
Loss for the period	--	--	--	--	(375,716)	--	(375,716)
Balance, October 31, 2008	89,874,836	$ 51,311,918	$ 1,723,405	$ 1,958,943	(44,881,272)	(245,295)	9,867,699

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Cash Flows
Three months ended October 31, 2008 and 2007
(Unaudited – prepared by management)

	2008	2007
Cash provided by (used for)		
Operations		
Loss for the period	$ (375,716)	$ (403,167)
Items not involving cash		
Amortization	3,225	1,045
Stock-based compensation	13,967	108,933
Write-down of mineral property interests	22,214	--
Gain on sale of marketable securities	--	(132,680)
Income tax recovery	--	(15,509)
Changes in non-cash operating working capital		
Accounts receivable and prepaids	69,788	68,897
Due to/from related parties	218,996	74,205
Accounts payable and accrued liabilities	14,318	59,680
	(33,208)	(238,596)
Investments		
Mineral property interests		
Acquisition costs	--	(1,507,702)
Exploration and development costs	(105,021)	(1,676,367)
Proceeds of short-term investments	--	2,074,969
Purchase of equipment	--	(19,347)
Proceeds of marketable securities	--	175,839
	(105,021)	(952,608)
Financing		
Common shares and warrants, less share issue costs	--	222,500
	--	222,500
Decrease in cash and cash equivalents during the period	(138,229)	(968,704)
Cash and cash equivalents, beginning of period	236,485	1,253,287
Cash and cash equivalents, end of period	$ 98,256	$ 284,583

Supplementary cash flow information (Note 11)

See accompanying notes to interim consolidated financial statements

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three months ended October 31, 2008 and 2007
(Unaudited – prepared by management)

1. Nature of operations and going concern

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is presently engaged in the business of exploration and development of mineral properties in Canada and Venezuela, and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. Several adverse conditions as set out below cast significant doubt on the validity of this assumption. At October 31, 2008, the Company has no source of operating cash flow and an accumulated deficit of $44,881,272 (July 31, 2008 - $44,505,556). At October 31, 2008, the Company has a working capital deficiency of $1,722,287 (July 31, 2008 - $1,188,894). Operations for the three months ended October 31, 2008, have been funded primarily from an increase in advances from related parties and from cash and cash equivalents on hand at July 31, 2008.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. The Company has entered into an option agreement on its Tower Mountain property (Note 4 (c)). The current financial equity market conditions, the challenging funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests. The Company's mineral property interests at October 31, 2008, are in good standing.

2. Basis of presentation:

The accompanying financial statements for the interim periods ended October 31, 2008 and 2007, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited consolidated financial statements for the year ended July 31, 2008.

3. Accounting standards issued but not yet effective

(i) Section 1535 – Capital disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods beginning on August 1, 2008.

(ii) Financial instruments – disclosure and presentation (Section 3862 and 3863)

These standards replace CICA Handbook Section 3861, *"Financial Instruments – Disclosure and Presentation"*. They expand current disclosure requirements in order to enable users of financial statements to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures relating to fair value. In addition, disclosure is required of qualitative and quantitative information regarding exposure to risks arising from financial instruments, including specified minimum disclosures of credit risk, liquidity risk and market risk. The quantitative disclosures must provide information on the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel. The Company expects that its financial statements disclosures will be expanded to incorporate the new additional requirements.

(iii) Amendments to Section 1400 – going concern

CICA handbook Section 1400, *"General Standards of Financial Statement Presentation"*, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for the Company's interim and annual financial statement for the fiscal years beginning on August 1, 2008.

The Company does not anticipate any material adjustments to the consolidated financial statements on adoption of the new Standards.

3. Accounting standards issued but not yet effective (continued)

(iv) International Financial Reporting standards ("IFRS")

In 2006, the Accounting Standards Board (AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS. The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of August 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending July 31, 2011. While the Company has begun assessing the implications of adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS has not been estimated at this time.

4. Mineral property interests

Accumulated costs in respect of the Company's mineral property interests owned, leased and under option consist of the following:

	Acquisition Costs	Deferred Exploration	October 31, 2008 Total Costs
Garrison Project (a)	$ 119,384	$ 3,691,521	$ 3,810,905
Manitoba Properties	--	2	2
Tower Mountain (b)	288,708	2,667,228	2,955,936
Venezuela Properties (c)	1,322,558	3,306,636	4,629,194
	$ 1,730,650	$ 9,665,387	$ 11,396,037

	Acquisition Costs	Deferred Exploration	July 31, 2008 Total Costs
Garrison Project (a)	$ 119,384	$ 3,685,206	$ 3,804,590
Manitoba Properties	--	2	2
Tower Mountain (b)	263,708	2,665,420	2,929,128
Venezuela Properties (c)	1,322,558	3,125,054	4,447,612
	$ 1,705,650	$ 9,475,682	$ 11,181,332

4. Mineral property interests (continued)

(a) Garrison Project, Ontario

In June 2005, the Company purchased 100% interest in 35 claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in northern Ontario for a one-time cash payment of $110,000.

Subsequent to October 31, 2008, the Company entered into a Letter of Intent ("LOI") with Northern Gold Mining Inc. ("Northern Gold") on the Garrison property. Under the terms of the LOI, Northern Gold may acquire an option to earn up to an undivided 80 % of the Company's 100% interest in the Garrison gold property. Under the proposed option agreement, Northern Gold may acquire a 50% undivided interest in the property by making cash payments of $1,000,000 over four years, with all or part of the payments being made in Northern Gold stock at Northern Gold's option, using a 20-day value weighted average price, upon regulatory approval. To earn the 50% interest, Northern Gold must also complete work on the property in the amount of $4,000,000 over four years, with $500,000 being spent on the property in the first year. After earning the 50% interest, Northern Gold can then acquire an additional 30% interest by making additional cash payments of $1,000,000 over four years (again with all or part of the payments being made in Northern Gold stock equivalent, using a 20-day value weighted average price) and completing additional work on the property in the amount of $4,000,000 over four years. All payments and work may be made or done at the sole discretion of Northern Gold. The proposed option agreement is subject to due diligence, negotiation of final terms and conditions and regulatory approval.

(b) Tower Mountain Project, Ontario

Tower Mountain Property
In June 2002, the Company entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property located in north western Ontario. The Company earned its interest by making cash payments of $220,000 and completing $1,000,000 in exploration expenditures on the property over a four-year period. Commencing in 2008, an annual pre-production royalty of $25,000 in cash or shares is payable, ending on commencement of production. Subsequent to July 31, 2008, the Company issued 250,000 common shares at a price of $0.10, as payment for the initial royalty payment. The Company also acquired a building on the property at a cost of $25,000. The property is subject to a 2.5% NSR on production which may be reduced to 1.5% by a payment to the optionors of $1,000,000 at any time up to the commencement of commercial production.

4. Mineral property interests (continued)

In the three months ended October 31, 2008, the Company entered into an agreement with HMZ Metals Inc. ("HMZ"), by which HMZ was granted an option to acquire 50% of the Company's interest in the property. Pursuant to the agreement, HMZ must issue to the Company 1,000,000 HMZ post-consolidation common shares and incur a minimum of $2,900,000 in expenditures on or in relation to the property. Share issuances are as follows: 200,000 shares upon receipt on regulatory approval, and 160,000 shares at each of the next five anniversaries of regulatory approval; and expenditures of not less than $350,000 to be spent on the property on or prior to the first anniversary of regulatory approval, and thereafter, no less than $100,000 on or before each subsequent anniversary after regulatory approval. In addition, HMZ has agreed to pay the annual taxes on patented claims forming part of the property and make the annual $25,000 pre-production royalty payment due on the property for the duration of the agreement. HMZ may, at its discretion, accelerate its option and earn its interest in and to the property by completing its obligations at any time prior to the dates set out above. Upon completing its earn-in obligations HMZ will be vested with 50% of the Company's right, title and interest in the property, and the parties may enter into a 50:50 joint venture for the further exploration and development of the property.

The deemed expenditures at the initiation of the joint venture will be the total value of all property option payments and expenditures incurred by HMZ and the Company and the deemed value of expenditures of each party at commencement of the joint venture will be 50% of that amount. Should either party elect not to participate further or be unable to participate in further exploration of the property, its interest will decrease such that at all times the interest of each party will be that percentage which is equivalent to its expenditures or its deemed expenditures expressed as a percentage of exploration costs or deemed expenditures of both parties. If either party's interest drops to or below 10%, its interest shall be converted to a 2.0% NSR provided that the other party will have the right to purchase 50% of such NSR for $2,900,000 at any time up to the commencement of commercial production. HMZ will be entitled to be the operator of the joint venture so long as its interest remains at or greater than 50%.

(c) Venezuela Properties, Venezuela

In January 2006, the Company entered into a memorandum of understanding with a group of three private companies under which the Company could acquire all of the shares of Honnold Corp, a British Virgin Island company that indirectly held twenty-seven exploration licenses in Bolivar State, Venezuela (the "Venezuela Properties").

The acquisition was accomplished in two phases. Initially, the Company advanced US$500,000 cash and 5,000,000 common shares as consideration for acquiring the sole and exclusive right and option to purchase the shares of Honnold Corp. The initial shares were issued immediately following regulatory approval of the transaction. The option, as amended, was then exercisable at any time up to October 9, 2007.

To complete the exercise of the option, the Company paid the optionors an additional US$1,500,000 in cash and issued 15,014,443 common shares, with a fair value of US$5,000,000. The number was calculated based on a per share amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event was to be not less than US$0.20.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three months ended October 31, 2008 and 2007
(Unaudited – prepared by management)

4. Mineral property interests (continued)

(c) Venezuela Properties, Venezuela (continued)

The optionors retain a collective 10% free carried interest in the properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The optionors also retain a 2% NSR interest in the Venezuela Properties. An arm's length finder's fee was paid in two installments. The first installment of 375,000 common shares was made following regulatory approval of the agreement, and were recorded at market value on the date of issuance of $0.29. The second installment of the finder's fee, due upon exercise of the option, was paid by the issuance of 890,073 common shares, equivalent to US$325,000 at the time of issuance. During the year ended July 31, 2008, the Company decided not to pursue certain of the Venezuela properties, resulting in a write off of costs incurred to date of $10,502,677. The mineral property costs of $4,629,194 reflect the costs related to acquisition costs and the exploration costs on the Increible concessions.

During the twelve-month period ended October 31, 2009, the Company has no share payments or cash payments due on any of its mineral properties. The Tower Mountain payment of $25,000 due in July 2009 is expected to be paid by HMZ, pursuant to the option agreement. Land lease or property tax payments are due on all properties held and are required to be made at different times throughout the year, and total approximately $228,000 per year.

5. Investments

	Number of Shares	Book Value July 31, 2007	Fair Value October 31, 2008	Fair Value July 31, 2008
Emgold Mining Corporation (Note 8 (f))	400,000	$ 40,000	$ 32,000	$ 48,000
Sultan Minerals Inc. (Note 8 (f))	665,000	99,750	26,600	69,826
Mediterranean Minerals Corp.	5,000	2,000	350	775
Brigadier Gold Ltd.	1,275,000	108,375	38,250	76,500
Brigadier Gold Ltd. – warrants	425,000	29,120	--	9
Impact Silver Corp.	25,000	--	7,500	18,000
Total Investments		$ 279,245	$ 104,700	$ 213,110

6. Buildings and equipment

	Cost	Accumulated Amortization	Net Book Value October 31, 2008	Cost	Accumulated Amortization	Net Book Value July 31, 2008
Vehicles	$ 48,294	$ 30,325	$ 17,969	$ 49,873	$ 24,260	$ 25,613
Office equipment	30,715	15,788	14,927	30,692	13,281	17,411
Buildings	61,399	14,104	47,295	61,339	12,571	48,768
Computer equipment	18,626	9,569	9,057	18,626	7,979	10,647
Field equipment	53,282	53,282	-	53,282	51,347	1,935
	$ 212,316	$ 123,068	$ 89,248	$ 213,812	$ 109,438	$ 104,374

7. Share capital

(a) Authorized

Unlimited number of common shares without par value

(b) Issued and fully paid

See Interim Consolidated Statements of Shareholders' Equity.

(c) Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. Options generally vest immediately or over a two-year period, and have a maximum term of ten years. The plan currently allows for the issue of up to 7,364,029 stock options. In addition, options may be issued under this plan in exchange for goods or services.

The following table summarizes recent changes in the number of stock options outstanding:

	Options	Weighted Average Exercise Price
Balance, July 31, 2007	6,478,750	$0.31
Granted	200,000	$0.30
Exercised	(450,000)	$0.25
Cancelled	(253,750)	$0.30
Balance, July 31, 2008	5,975,000	$0.31
Cancelled	(250,000)	$0.56
Balance, October 31, 2008	5,725,000	$0.30
Exercisable at October 31, 2008	5,625,000	$0.30

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three months ended October 31, 2008 and 2007
(Unaudited – prepared by management)

7. Share capital (continued)

The following table summarizes information about the stock options outstanding at October 31, 2008:

Number Outstanding at October 31, 2008	Weighted Avg Remaining Contractual Life	Weighted Avg Exercise Price
1,205,000	2.2 years	$0.25
100,000	2.7 years	$0.25
620,000	4.0 years	$0.25
680,000	5.0 years	$0.25
100,000	5.1 years	$0.25
635,000	0.7 years	$0.25
100,000	1.4 years	$0.25
2,035,000	3.4 years	$0.35
250,000	3.6 years	$0.62
5,725,000	3.2 years	$0.31
Exercisable at October 31, 2008:		
5,625,000	3.2 years	$0.30

The Black-Scholes option valuation model ("B-S") was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility so the Company uses historical volatility rates to arrive at an estimate. Changes in the subjective input assumptions can materially affect the fair value estimate of stock options granted. During the period, stock-based compensation of $2,935 was capitalised to mineral property interests on the balance sheet.

(d) Warrants

As at October 31, 2008, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$0.50	December 29, 2008
5,837,500	$0.50	May 4, 2009
416,450	$0.50	May 4, 2009
4,445,500	$0.50	May 25, 2009
2,377,500	$0.60	November 30, 2009
204,800*	$0.35	November 30, 2009
102,400	$0.60	November 30, 2009
456,000	$0.60	December 10, 2009
68,200*	$0.35	December 10, 2009
34,100	$0.60	December 10, 2009
4,330,000	$0.20	July 4, 2010
2,962,000	$0.20	July 24, 2010
23,234,450	$0.44 (Average)	

The warrants noted with an asterisk (*) are finder's unit warrants exercisable at $0.35 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.60 for two years.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three months ended October 31, 2008 and 2007
(Unaudited – prepared by management)

7. Share capital (continued)

The following table summarizes recent changes in the number of warrants outstanding:

	Warrants	Weighted Average Exercise Price
Balance, July 31, 2007	22,567,965	$0.42
Issued	10,535,000	$0.32
Exercised	(604,040)	$0.38
Expired, unexercised	(3,321,603)	$0.40
Balance, July 31, 2008	29,177,322	$0.45
Expired, unexercised	(5,942,872)	$0.48
Balance, October 31, 2008	23,234,450	$0.44

8. Related party transactions and balances

	Three months ended October 31,	
Services provided by:	2008	2007
Glencoe Management Ltd. (c)	9,000	9,000
LMC Management Services Ltd. (a and d)	204,491	266,977
Kent Avenue Consulting Ltd. (d)	7,500	12,500

Balances payable to	October 31, 2008	July 31, 2008
LMC Management Services Ltd. (a)	(384,152)	(214,119)
Officer and directors	(161,402)	(121,439)
Glencoe Management Ltd. (c)	(24,750)	(15,750)
Total balances payable	$ (570,304)	$ (351,308)

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and at July 31, 2008, the Company did not have three months of fees advanced to LMC, and was in arrears on its monthly payments. The contractual agreement provides for the issuance of shares in the capital of the Company to LMC, cease of services, or provision of security to the non-defaulting shareholders of LMC. No determination of settlement has been finalized with the Company and the other shareholders of LMC, pursuant to the agreement.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year. Directors' fees have been accrued but not paid since December, 2007.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Management fees of $3,000 were paid to Glencoe Management Ltd. for the services of the Chairman. Fees of $24,750 have been accrued but not paid at October 31, 2008.

8. Related party transactions and balances (continued)

(d) Consulting fees of $7,500 (2008 - $12,500) are paid or are payable indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid through LMC, and are also included in the balance for 'services provided by LMC'. Any amount owing to Kent Avenue Consulting Ltd. is owed by LMC, and so is included in the net payable to LMC.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of two companies with directors and/or management in common with the Company throughout the fiscal year. Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

9. Financial instruments

At October 31, 2008, except as noted below, the fair values of cash and cash equivalents, investments, due from (to) related parties, and accounts receivable, approximate carrying values because of the short-term nature of these instruments. The fair values of the Company's accounts payable and accrued liabilities are significantly lower than carrying value due to the Company's current financial condition.

At October 31, 2008, cash and cash equivalents were held as cash in bank accounts, primarily in Canadian banks, while temporary investments were held entirely in cashable Guaranteed Investment Certificates issued by BMO Bank of Montreal. At July 31, 2008, the Company had no temporary investments.

The Company's financial instruments comprised cash, cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from financial instruments. The fair value of the financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company is affected by changes between its reporting and foreign functional currencies. The Company monitors its foreign currency balances to mitigate these risks.

10. Risk management

Currency risk

The Company is exposed to currency risk which is the possibility that changes in exchange rates produce an unintended effect on net income and shareholders' equity when measured in other than the measurement currency of the Company. The Company holds cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to / from related parties. The Company monitors exposure of invested assets to foreign exchange and limits these amounts. The Company may from time to time, experience losses resulting from fluctuations in the values of the Canadian dollar, which could adversely affect operating results. The Company has exposure to currency risk in its accounts payable in United States dollars. This has resulted in exchange losses of $102,425, of which approximately one-half has been capitalized to mineral property interests. The balance has been recorded as an expense in the current period.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents. Generally, the Company's interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents mature and the proceeds are invested at lower interest rates.

Liquidity risk

The Company is exposed to liquidity risk which is the risk that an entity will encounter difficulty in raising funds to meet cash flow commitments associated with financial instruments. The Company endeavours to manage liquidity risk by maintaining sufficient cash and short-term investment balances for settlement of its obligations. Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital in order to meet short-term obligations. At July 31, 2008, the Company does not have sufficient cash on hand to meet its current obligations. The Company will need to raise capital to continue its operations.

Market risk and commodity price risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. The significant market risk exposure to the Company relates to commodity price risk and specifically declines in the price of gold. The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market prices of gold associated with the Company's mineral property interests.

11. Supplementary cash flow information

During the three months ended October 31, 2008 and 2007, the Company conducted non-cash investing and financing activities as follows:

	2008	2007
Shares issued related to mineral property interests and finders' fees	$ 25,000	$ 5,669,203
Amortization capitalized to mineral property interests	$ 5,440	$ 17,695
Stock-based compensation capitalized to mineral property interests, including future income tax liability	$ 2,935	$ 40,453

12. Financial instruments

At October 31, 2008, except as noted below, the fair values of cash and cash equivalents, investments, due to related parties, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

At October 31, 2008, cash and cash equivalents were held as cash in bank accounts, primarily in Canadian banks, while temporary investments were held entirely in cashable Guaranteed Investment Certificates issued by BMO Bank of Montreal. At October 31, 2008, the Company had no temporary investments.

The Company's financial instruments comprised cash, cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from financial instruments. The fair value of the financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company is affected by changes between its reporting and foreign functional currencies. The Company monitors its foreign currency balances to mitigate these risks, but due to the Company's financial position, has been unable to pay its accounts payable in United States dollars of $521,000, for unrealized foreign exchange losses capitalized and expensed in the current period of approximately $94,000.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 13: Interim Consolidated Schedule of Mineral Property Interests
Three months ended October 31, 2008
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests October 31, 2008
Acquisition costs						
Balance, beginning of period	$ 263,708	$ 1,322,558	$ –	$ 119,384	$ –	$ 1,705,650
Incurred (recovered) during the period	25,000	–	–	–	–	25,000
Balance, end of period	288,708	1,322,558	–	119,384	–	1,730,650
Exploration and development costs						
Incurred during the period						
Assays and analysis	–	–	–	12	4,877	4,889
Geological and geophysical	1,050	29,079	71	238	(499)	29,939
Land lease and property taxes	–	51,991	–	–	–	51,991
Site activities	758	95,113	23	5,453	17,801	119,148
Stock-based compensation	–	2,382	–	612	(59)	2,935
Travel and accommodation	–	3,017	–	–	–	3,017
	1,808	181,582	94	6,315	22,120	211,919
Balance, beginning of period	2,665,420	3,125,054	2	3,685,206	–	9,475,682
Write-down of mineral property interests	–	–	(94)	–	(22,120)	(22,214)
Balance, end of period	2,667,228	3,306,636	2	3,691,521	–	9,665,387
Total Mineral Property Interests	$ 2,955,936	$ 4,629,194	$ 2	$ 3,810,905	–	$ 11,396,037

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 13: Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2008

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests July 31, 2008
Acquisition costs							
Balance, beginning of year	$ 258,362	$ –	$ 2,168,503	$ 117,088	$ 117,655	$ 106,987	$ 2,768,595
Incurred (recovered) during the year	5,346	3,350	7,089,403	–	1,729	181,111	7,280,939
	263,708	3,350	9,257,906	117,088	119,384	288,098	10,049,534
Write-down of mineral property interests	–	(3,350)	(7,935,348)	(117,088)	–	(288,098)	(8,343,884)
Balance, end of year	263,708	–	1,322,558	–	119,384	–	1,705,650
Exploration and development costs							
Incurred during the year							
Assays and analysis	20,739	–	90,876	–	23,111	168,693	303,419
Drilling	83,575	–	714,444	–	–	134,658	932,677
Geological and geophysical	37,936	–	206,767	(867)	136,883	617,855	998,574
Land lease and property taxes	–	–	216,676	–	–	22,118	238,794
Site activities	11,709	–	1,172,387	14,910	25,343	424,554	1,648,903
Stock-based compensation and related future income tax	–	–	45,712	–	12,904	108,338	166,954
Travel and accommodation	3,210	–	116,629	–	14,270	187,853	321,962
	157,169	–	2,563,491	14,043	212,511	1,664,069	4,611,283
Balance, beginning of year	2,508,251	460,739	4,812,034	(4,610)	3,472,695	1,091,397	12,340,506
Future income tax recovery	–	–	(1,683,142)	–	–	–	(1,683,142)
Write-down of mineral property interests	–	(460,739)	(2,567,329)	(9,431)	–	(2,755,466)	(5,792,965)
Balance, end of year	2,665,420	–	3,125,054	2	3,685,206	–	9,475,682
Total Mineral Property Interests	$ 2,929,128	$ –	$ 4,447,612	$ 2	$ 3,804,590	$ –	$ 11,181,332

ValGold Resources Ltd.
Interim Report and Management Discussion and Analysis for the Three Months Ended October 31, 2008

1.1 Date

The effective date of this interim report is January 27, 2009.

1.2 Overview

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects.

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Subject to applicable laws, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited consolidated financial statements of ValGold for the year ended July 31, 2008, and the interim consolidated financial statements for the three months ended October 31, 2008 and 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

The following is a brief summary of its current activities.

- ValGold's loss for the three-month period ended October 31, 2008 ("fiscal 2009") was $375,716 or $0.00 per share compared to a loss of $403,167 or $0.01 per share in the three-month period ended October 31, 2007 ("fiscal 2008").
- During fiscal 2009, cash used in operations was $33,208, compared to $238,596 during fiscal 2008. Cash expenditures on mineral property interests totalled $105,021 in fiscal 2008 compared to $3,184,069 in fiscal 2007.
- Acquisition and exploration expenditures were incurred on the following mineral properties in fiscal 2009, before write-downs, with the fiscal 2008 numbers in parentheses: Tower Mountain - $26,808 ($116,484), Venezuelan properties - $181,582 ($7,939,710); Guyana properties - $22,120 (expensed in fiscal 2009), ($521,736); and the Garrison Property - $6,315 ($87,299). In the year ended July 31, 2008, the Company wrote off its interest in its Guyana Properties for a total write-off of $3,043,584, and $22,120 in additional costs incurred in fiscal 2009. ValGold currently retains a full interest in its mineral property interests.

At October 31, 2008, the Company had a working capital deficiency of $1,722,287. The Company's ability to continue operations is contingent on its ability to obtain additional financing, as its current cash on hand is not sufficient to cover accounts payable. Although there are no assurances that management's plan will be realized, management believes the Company may be able to secure the necessary financing to continue operations into the future, but with current market conditions, this may be in the form of sales of assets, joint ventures, or other form of corporate reorganization. The Company also has investments in common shares of public companies, which may be used as a source of funds, but these companies are

have also decreased in value due to market conditions. The fair value of these investments has decreased from $213,110 at July 31, 2008, to $104,700 at October 31, 2008.

1.2.1 Venezuela Acquisition

In October 2007, ValGold completed its acquisition of all of the shares of Honnold Corp. ("Honnold"), a British Virgin Island company that, through a group of wholly-owned direct and indirect subsidiaries, held twenty-seven exploration licenses (the "Venezuelan Properties") covering approximately 1,300 square kilometers ("km") in Bolivar State, Venezuela. During the option period, the Company reduced the number of licenses to 21 concessions covering approximately 1,071 square km.

Exploration expenditures by Honnold from 1991 to 1999 amounted to US$38 million and outlined several occurrences of significant gold mineralization. An extensive database was acquired including detailed airborne magnetic and radiometric surveys, soil surveys, drilling and geologic reports.

In the year ended July 31, 2008, ValGold wrote down the Venezuelan Properties by $10,502,677, which leaves the carrying costs of the Increible claims and exploration related to those claims and a nominal value for the remaining claims and geologic database acquired, or $4,629,194.

ValGold commissioned a National Instrument 43-101 ("NI 43-101") compliant technical report on the Venezuelan Properties that was completed in February 2006. An initial mineral resource estimate was prepared by Micon International for its 100%-owned Los Patos gold deposit.

The full NI 43-101 report dated April 10, 2008, on the main zone of the Los Patos gold deposit has been filed on SEDAR. The Company had planned to resume its exploration work with diamond drilling to expand the limits of the Los Patos deposit in addition to testing the other high priority gold targets along the highly prospective Los Chivos shear zone. To the date of this interim report the Company has not been able to arrange funding to undertake the planned program, which was to be in tranches of approximately 5,000m per tranche and was to be ongoing into 2009.

Los Patos Project Summary

Los Patos is the main gold occurrence discovered to date, situated within the Increible concessions. The Increible concessions - 1, 3 and 5 cover an area totalling approximately 150 km² and contain several gold occurrences, most of which have seen minimal exploration work. The Los Patos occurrence is hosted within highly sheared volcanic rocks along the Los Chivos Shear Zone, a major regional structure that has been traced across the entire breadth of the Company's Increible 3 concession for a distance of 6.5 km.

Fiscal 2009 exploration expenditures of $181,582 ($850,307) on the Venezuelan properties include the following: assays and analysis - $Nil ($43,548); drilling - $Nil ($194,508); geological and geophysical - $29,079 ($38,128); lease and property taxes - $51,991 ($40,347); stock-based compensation and related future income taxes - $2,382 ($13,525); travel and accommodation - $3,017 ($25,545), and site activities - $95,113 ($494,706), which includes the maintenance of a base camp and support personnel who have worked on the property for several years.

Tax Treaties

Venezuela has entered into tax treaties with a number of countries including Canada.

Exchange Controls

The Company has been able to obtain Bolivars at rates significantly better than the prevailing official exchange rates. As a result, the exchange rates realized by the Company have been used to translate the balances from Bolivars to Canadian dollars.

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 to protect international reserves. The exchange rate, originally fixed at approximately 1.600 Bolivars/$US, has been adjusted upwards twice since 2003, and presently stands fixed at 2.150 Bolivars/$US. Continuance of exchange controls could adversely affect the Company's operations in Venezuela, including its ability to satisfy its foreign currency obligations in the event of production.

1.2.2 Guyana Shield Properties, Guyana

In October 2006 the Company entered into a letter of intent ("LOI") to enter into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four highly prospective properties in northwest Guyana. The Company carried out exploration programs until mid-2008, at which time funding requirements curtailed further exploration. During the year ended July 31, 2008, the Company determined that it would likely not pursue the property and would relinquish its interests in all properties in Guyana. Consequently, during the year ended July 31, 2008, the Company wrote off its entire interest in the Guyana PLs in the amount of $2,903,527. Additional costs relating to work incurred subsequent to the cancellation of the agreement in October 2008 relating to the Guyana properties of $22,120 have been written off in the three months ended October 31, 2008.

During the year ended July 31, 2008, the Company entered into an option agreement to acquire 100% of the Fish Creek PL in Guyana by the issuance of 700,000 common shares and the payment of $250,000 in cash over a period of four years. The shares were to be issued as follows: 200,000 common shares upon regulatory approval (issued) and 125,000 common shares on each of the next four anniversaries of regulatory approval. The cash was to be paid in five equal installments, US$50,000 (paid) and US$50,000 on each of the next four anniversaries of regulatory approval. The Company received a NI 43-101 technical report on the Fish Creek PL, written by Henry M. Meixner, P. Geo. No significant work program was conducted by the Company on the Fish Creek PL other than an in-depth review of all the historical work. The technical report filed on the Fish Creek PL recommended an initial program budget of approximately $860,000. Due to timing of work programs, and payments required, the Company determined that the option agreement terms of payment could not be met, and as a result, $140,037 in acquisition and exploration costs was written off in the year ended July 31, 2008. The option agreement was terminated with Guiana Shield Resources Ltd. in August 2008.

1.2.3 Garrison Property, Ontario

ValGold has a 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario. The property is located 40 km north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with St. Andrews Goldfields Ltd. Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately three kilometres of the famous Destor Porcupine Fault Zone ("DPFZ") and a major splay, the Munro Fault Zone ("MFZ").

Fiscal 2009 exploration expenditures with the comparative fiscal 2008 figures on the Garrison Property include assay and analysis costs - $12 ($23,111); geological and geophysical - $238 ($40,592); site activities - $5,453 ($10,460); stock-based compensation and related future income taxes - $612 ($3,366) and travel and accommodation - $Nil ($9,770).

Subsequent to October 31, 2008, the Company entered into a Letter of Intent ("LOI") with Northern Gold Mining Inc. ("Northern Gold") on the Garrison property. Under the terms of the LOI, Northern Gold may acquire an option to earn up to an undivided 80 % of the Company's 100% interest in the Garrison gold property. Under the proposed option agreement, Northern Gold may acquire a 50% undivided interest in the property by making cash payments of $1,000,000 over four years, with all or part of the payments being made in Northern Gold stock at Northern Gold's option, using a 20-day value weighted average price, upon regulatory approval. To earn the 50% interest, Northern Gold must also complete work on the property in the amount of $4,000,000 over four years, with $500,000 being spent on the property in the first year. After earning the 50% interest, Northern Gold can then acquire an additional 30% interest by making additional cash payments of $1,000,000 over four years (again with all or part of the payments being made in Northern Gold stock equivalent, using a 20-day value weighted average price) and completing additional work on the property in the amount of $4,000,000 over four years. All payments and work may be made or done at the sole discretion of Northern Gold. The proposed option agreement is subject to due diligence, negotiation of final terms and conditions and regulatory approval.

1.2.4 Tower Mountain Gold Project, Ontario

The following table summarizes drill programs and presents highlights of each of the eight drilling campaigns conducted by ValGold.

Highlights of Tower Mountain Gold Zones Drill Intersections

Program	Holes Drilled	Total Meters	Best High-Grade Gold Intersection	Best Low-Grade Gold Intersection
2002 (Fall)	5	1,042	23.17g/Tonne /1.5m in TM02-02	1.05g/Tonne /73.5m in TM02-03
2003 (Spring)	5	1,085	11.77g/Tonne /3.0m in TM03-02	1.01g/Tonne /22.5m in TM03-03
2003 (Fall)	7	1,499	19.76g/Tonne /1.5m in TM03-11	0.62g/Tonne /12.0m in TM03-12
2004 (Winter)	10	2,601	304.0g/Tonne /3.0m in TM04-03	2.40g/Tonne /61.5m in TM04-09
2004 (Summer)	13	3,450	68.91g/Tonne /0.2m in TM04-19	1.93g/Tonne /37.5m in TM04-15
2004 (Fall)	13	3,418	41.35g/Tonne /1.5m in TM04-36	0.94g/Tonne /106.5m in TM04-31
2005 (Winter)	14	3,523	16.00g/Tonne /1.5m in TM05-38	0.77g/Tonne /21.0m in TM05-44
2007 (Summer)	8	1,661	58.20g/Tonne /1.5m in TM-07-56	0.59g/Tonne /21.0m in TM-07-56
Total	**75**	**18,279**		

An independent NI 43-101 compliant mineral resource estimation was completed for the U and V zones. This report can be found on the SEDAR website and was certified on February 9, 2006. In August 2008, the Company issued 250,000 common shares at $0.10, in lieu of a cash payment for an annual pre-production royalty to the optionors of the Tower Mountain Property. The Company has the option to issue shares in lieu of a cash payment.

Current Status:

In fiscal 2009, the Company entered into an agreement with HMZ Metals Inc. ("HMZ"), by which HMZ was granted an option to acquire 50% of the Company's interest in the property. Pursuant to the agreement, HMZ must issue to the Company 1,000,000 HMZ post-rollback common shares and incur a minimum of $2,900,000 in expenditures on or in relation to the property.

Fiscal 2009 exploration expenditures with comparative fiscal 2008 figures on the 100% owned Tower Mountain Gold Project include the following: assays and analysis - $Nil ($11,460); drilling - $Nil ($83,575); geological and geophysical - $1,050 ($16,861); travel and accommodation - $Nil ($2,580) and site activities - $758 ($1,326).

Mr. Tom Pollock, P.Geo., ValGold's former Vice-President, Exploration, is the Qualified Person for all of the Company's mineral property interests, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of QC/QA, using assay control samples and duplicates.

1.2.5 Mineral Property Option Payments Due In the Twelve-Month-Period Ended October 31, 2009

During the twelve-month period ended October 31, 2009, the Company has no share payments or cash payments due on any of its mineral properties. The Tower Mountain payment of $25,000 due in July 2009 is expected to be paid by HMZ, pursuant to the option agreement. Land lease or property tax payments are due on all properties held and are required to be made at different times throughout the year, and total approximately $228,000 per year.

1.2.6 Market Trends

In 2008 the price of gold increased, continuing an overall uptrend that commenced in 2001. The gold price in 2006 averaged US$603 per ounce while in 2007 the gold price averaged US$695 per ounce. The 2008 gold price averaged US$872 per ounce.

1.3 Selected Annual Information

The following selected financial information has been extracted from the Company's audited consolidated financial statements for the years ended July 31, 2008, 2007 and 2006, which have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2008	As at July 31, 2007	As at July 31, 2006
Current assets	$ 362,020	$ 3,748,462	$ 1,018,295
Mineral property interests	11,181,332	15,109,101	6,408,161
Other assets	317,484	510,706	360,650
Total assets	11,860,836	19,368,269	7,787,106
Current liabilities	1,550,914	2,342,251	660,617
Shareholders' equity	10,309,922	17,026,018	7,126,489
Total shareholders' equity and liabilities	11,860,836	19,368,269	7,787,106
Working capital deficiency(non-GAAP measure)	$ (1,188,894)	$ 1,406,211	$ 357,678

	Year ended July 31, 2008	Year ended July 31, 2007	Year ended July 31, 2006
Expenses (Recoveries)			
Administrative expenses	1,706,282	1,467,127	1,153,912
Other (income and recoveries) costs	(76,121)	25,105	(26,845)
Write-down of mineral property interests	14,136,849	454,042	316,336
Gain on sale of marketable securities and investments	(132,680)	(1,087,432)	(1,722,766)
(Loss) earnings before future income tax recovery	(15,634,330)	(858,842)	279,363
Future income tax recovery	56,811	685,187	112,648
(Loss) earnings for the year	(15,577,519)	(173,655)	392,011
(Loss) earnings per share – basic and diluted	$ (0.20)	$ 0.00	$ 0.02
Weighted average number of common shares outstanding – basic and diluted	76,657,349	37,808,293	22,253,520

1.4 Results of Operations

ValGold had a loss of $375,716 or $0.00 per common share in fiscal 2009, compared to earnings of $403,167 or earnings per share of $0.01 in fiscal 2008.

	Three months ended October 31, 2008	2007
Expenses (recoveries)		
Amortization	$ 3,225	$ 1,045
Foreign exchange loss	61,154	9,379
Interest expense	6,561	--
Legal, accounting and audit	8,785	82,339
Management and consulting fees	16,500	21,500
Office and administration	76,820	97,502
Salaries and benefits	136,945	141,796
Shareholder communications	30,007	84,459
Stock-based compensation	13,967	108,933
Travel and conferences	--	23,406
	353,964	570,359
Property investigations	--	125
Write-down of mineral property interests (see schedules)	22,214	--
Gain on sale of marketable securities	--	(132,680)
Interest income	(462)	(19,128)
Loss before future income taxes	(375,716)	(418,676)
Future income tax recovery	--	15,509
Loss for the period	(375,716)	(403,167)
Deficit, beginning of period	(44,505,556)	(28,928,037)
Deficit, end of period	$ (44,881,272)	$ (29,331,204)
Loss per common share – basic and diluted	$ (0.00)	$ (0.01)
Weighted average number of common shares – basic and diluted	89,801,466	60,801,036

In the year ended July 31, 2006, the Company entered into a transaction to acquire an entity that indirectly holds several mineral property interests in Venezuela. The Company also entered into two option agreement to acquire properties in Guyana. Doing business in foreign jurisdictions involves foreign exchange risks. Certain of the Company's expenditures are also denominated in United States dollars, and the Company currently does not have sufficient cash on hand to pay its current liabilities which include approximately US$521,000 in accounts payable. As a result, foreign exchange losses increased from $9,379 in fiscal 2008 to $61,154 in fiscal 2009. Additional foreign exchange losses directly attributable to a mineral property interest are capitalized.

Legal, accounting and audit expenses decreased from $82,339 in fiscal 2008 to $8,785 in fiscal 2009. Audit and accounting fees have increased overall and will likely continue to increase due to the audit requirements and the level of testing required by the auditors, in particular, the level of audit testing required in foreign jurisdictions.

Management fees of $3,000 per month are paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. Management fees paid in fiscal 2008 totalled $9,000, compared to $9,000 in fiscal 2009. Also included in management and consulting fees for fiscal 2009 and 2008 is $7,500 ($12,500) paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

Office and administration costs decreased from $97,502 in fiscal 2008 to $76,820 in fiscal 2009. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $141,796 in fiscal 2008 to $136,945in fiscal 2009. Salaries and benefits are primarily paid by LMC Management Services Ltd. ("LMC"). Salary increases and increases in activity levels due to the additional time related to the Venezuelan and Guyanese operations have contributed to the increase. The services of two employees of LMC that worked directly for ValGold were terminated, one in November and one in December 2008. Effective November 1, 2008, the salary of the president and chief executive officer has been deferred until the Company has sufficient funding for payment of his salary.

In fiscal 2008, there was $108,933 incurred relating to stock-based compensation compared to $13,967 in fiscal 2009, calculated in accordance with the Black-Scholes ("B-S") option valuation model. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The stock-based compensation expense relates to the vesting of options granted in the year ended July 31, 2007, that vest over a period of eighteen months. In addition, $2,935 ($40,453) in stock-based compensation was capitalized to mineral property interests.

Shareholder communications have increased from $84,459 in fiscal 2008 to $30,007 in fiscal 2009. Shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have decreased from $23,406 in fiscal 2008 to $Nil in fiscal 2009.

In fiscal 2008, ValGold sold 27,400 common shares, the remaining balance of its investment in Northern Orion Resources Inc. ("Northern Orion") for a gain of $132,680. There were no common shares sold in fiscal 2009. Interest income decreased from $19,128 in fiscal 2008 to $462 in fiscal 2009, due to lower average cash balances in fiscal 2009.

1.5 Summary of Quarterly Results (unaudited)

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Mountain Ontario	Manitoba Claims, Manitoba	Guyana Properties Guyana	Hunter Mine, Ontario	Garrison Property, Ontario	Venezuela Properties Venezuela
Fiscal 2007						
Second Quarter	4,213	10,823	258,304	(215)	461,769	2,049,067
Third Quarter	2,996	(100)	347,665	(86,837)	395,822	581,190
Fourth Quarter	154,504	40,050	549,326	37,001	450,753	2,922,292
Fiscal 2008						
First Quarter	116,484	--	521,736	33,100	87,299	7,939,710
Second Quarter	31,226	--	476,932	--	28,629	953,324
Third Quarter	8,325	--	450,195	--	84,809	335,423
Fourth Quarter	6,470	14,043	396,317	(29,750)	13,503	424,437
Fiscal 2009						
First quarter	26,808	94	22,120	--	6,315	181,582

	Earnings (loss) per quarter	Basic earnings (loss) per share	General and adminis-trative expenses	Gain on investments and interest	Mineral property and other write-downs (recovery)	Property investigation costs (recovery)	Stock-based compen-sation	Income tax expense / (recovery)
Fiscal 2007								
Second Quarter	380,186	0.01	236,914	87,512	--	125	--	(529,713)
Third Quarter	131,785	0.00	271,979	387,046	--	--	123,550	(204,720)
Fourth Quarter	(913,856)	(0.02)	459,125	138,268	418,925	6,861	118,414	49,246
Fiscal 2008								
First Quarter	(403,167)	(0.01)	461,426	151,808	--	125	108,933	(15,509)
Second Quarter	(306,945)	(0.00)	294,357	5,116	--	--	36,268	(18,564)
Third Quarter	(329,722)	(0.00)	348,115	42,374	--	(8,539)	44,361	(11,841)
Fourth Quarter	*(14,537,685)	(0.18)	381,302	1,089	14,136,849	--	31,520	(10,897)
Fiscal 2009								
First Quarter	375,716	(0.00)	339,997	412	22,214	--	13,967	--

*includes write-downs of mineral property interests relating to decisions made by the Company in the fourth quarter of fiscal 2008.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging funding environment and the low price of ValGold's common shares make it difficult to raise funds by private placements of shares. In addition the Company must exercise prudent judgement when attempting to raise capital through the issuance of common shares

to minimize dilution to existing shareholders. Therefore the Company must rely on its ability to market its projects and thereby raise cash in order to remain solvent, in addition to limited private placements that will be necessary to provide working capital. There is no assurance that the Company will be successful with any financing ventures. Please refer to the "Risks" section of this document.

At October 31, 2008, the Company had a working capital deficiency of $1,722,287, compared to a working capital deficiency of $1,188,894 at July 31, 2008, defined as current assets less current liabilities. When the Company has unused cash, it primarily invests its unused cash in redeemable guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills. There have been no investments in commercial paper. Where the initial term of the guaranteed investment certificate is greater than 90 days it is recorded as a short-term investment.

The Company's ability to continue operations is contingent on its ability to obtain additional financing. The Company has entered into an option agreement on its Tower Mountain property and is pursuing other sources of financing including equity financing. The current financial equity market conditions, the challenging funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. In addition the Company must exercise prudent judgment when attempting to raise capital through the issuance of common shares to minimize dilution to existing shareholders. The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures.

The continuation of the Company is also dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

Investing Activities

At October 31, 2008, the Company had capitalized $11,396,037, compared to $11,181,332 at July 31, 2008, representing costs associated with the acquisition and exploration of its mineral property interests in Venezuela and Ontario.

At October 31, 2008, the Company held 665,000 common shares of Sultan Minerals Inc., 400,000 common shares of Emgold Mining Corporation, 1,275,000 shares of Brigadier Gold Ltd., 25,000 shares of Impact Silver Corp. and 5,000 common shares of Mediterranean Minerals Corp. at a total cost of $436,950. The fair value of these shares at October 31, 2008, was $104,701. The Company also held 425,000 warrants of Brigadier Gold Ltd., exercisable at a price of $0.15 until September 2, 2008, at an initial book value calculated using the B-S method, of $29,120. The warrants expired, unexercised, during the three-month period ended October 31, 2008 resulting in a realized loss of $29,120. During the three-month period ended October 31, 2007, the Company sold 27,400 common shares of Northern Orion Resources Inc. for a gain of $132,680.

See the mineral property section for information on exploration work during the period and other information on the Company's mineral property interests.

1.7 Capital Resources

During the three-month period ended October 31, 2008, 250,000 stock options expired, unexercised and 5,942,872 share purchase warrants and agent's warrants with exercise prices ranging from $0.275 to $0.50expired, unexercised. Subsequent to October 31, 2008, an additional 2,000,000 warrants exercisable at $0.50 to December 29, 2008, expired, unexercised.

Going Concern

At October 31, 2008, and subsequent to that date, the Company has had a working capital deficiency. It is estimated that it may require approximately $1.75 million in total working capital to continue to operate the Company and pay the liabilities of the Company, including all accrued liabilities. Two employees have been severed and the president and chief executive officer's salary is being deferred voluntarily, together with the Chairman's remuneration and consulting fees to a company controlled by another director, until such time as new financing is available. The ability to raise working capital directly impacts the ability of the Company to undertake any planned exploration programs. Currently sufficient work has been undertaken on all of its current mineral property interests for several years, but if the Company is unable to perform sufficient exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods.

The Company's exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters. ValGold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis. As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of ValGold's common shares limits its ability to raise capital by issuing shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, ValGold's shareholders pay transaction costs that are a higher percentage of their total share value than if ValGold's share price were substantially higher.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. Several adverse conditions cast significant doubt on the validity of this assumption. The current financial equity market conditions, the inhospitable funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. The junior resource industry has been severely adversely affected by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations,

mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Refer to measurement uncertainty regarding the mineral property interest in Section 1.12.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

	Three months ended October 31,	
Services provided by:	2008	2007
Glencoe Management Ltd. (c)	9,000	9,000
LMC Management Services Ltd. (a and d)	204,491	266,977
Kent Avenue Consulting Ltd. (d)	7,500	12,500

Balances payable to	October 31, 2008	July 31, 2008
LMC Management Services Ltd. (a)	(384,152)	(214,119)
Officer and directors	(161,402)	(121,439)
Glencoe Management Ltd. (c)	(24,750)	(15,750)
Total balances payable	$ (570,304)	$ (351,308)

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and at July 31, 2008, the Company did not have three months of fees advanced to LMC, and was in arrears on its monthly payments. The contractual agreement provides for the issuance of shares in the capital of the Company to LMC, cease of services, or provision of security to the non-defaulting shareholders of LMC. No determination of settlement has been finalized with the Company and the other shareholders of LMC, pursuant to the agreement.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the period. Directors' fees have been accrued but not paid since December, 2007.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Management fees of $3,000 per month were paid to Glencoe Management Ltd. for the services of the Chairman. Fees of $24,750 have been accrued but not paid at October 31, 2008.

(d) Consulting fees of $7,500 (2008 - $12,500) are paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid through LMC, and are also included in the balance for 'services provided by LMC'. Any amount owing to Kent Avenue Consulting Ltd. is owed by LMC, and so is included in the net payable to LMC.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of two companies with directors and/or management in common with the Company throughout the fiscal period. Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

1.10 Fourth Quarter Results

Not Applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in item 1.2 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

As at October 31, 2008, the Company was a venture issuer. Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value of its mineral properties as well as the fair value of stock-based compensation and warrants. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control. The factors affecting stock-based compensation and warrants include estimates of when stock options and warrants might be exercised and the stock price volatility. The timing for exercise of options and warrants is out of the Company's control and will depend upon a variety of factors including the market value of the Company's shares and financial objectives of the stock-based instrument and warrant holders. The future volatility is also uncertain and the model has its limitations. The Company uses the B-S option pricing model to estimate a value for these options and warrants.

The Company's recoverability of the recorded value of its mineral properties is based on market conditions for minerals, independent NI 43-101 reports of the underlying mineral resources associated with mineral property interests held by the Company completed in the three months ended October 31, 2008, arms-length transactions entered into on the Tower Mountain and Garrison properties during that period or subsequent to October 31, 2008, and any future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof. The Company is continually reviewing its mineral property interests and write-downs are taken on a timely basis when the Company believes that there is no recoverability of the recorded value of its mineral properties, or no further exploration activity is planned, when the mineral property interest is written down to a nominal carrying value of $1 or written off if the mineral property interest is not in good standing.

The operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labour and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and other political risks and uncertain legal enforcement. The Company has not experienced any property specific adverse consequences to date on its operations in Venezuela or Canada, but general mining market conditions, have deteriorated, resulting in a decrease in the price of the Company's common shares subsequent to the year-end, and creating difficulty in raising sufficient equity capital to effectively explore or develop the Company's mineral property interests.

One or more of the issues described herein, or other factors beyond our control in future periods could adversely affect the Company's operations and investment in Venezuela and/or Canada in the future, and result in further mineral property write-downs. Such write-down amounts could be material.

1.13 Critical accounting policies and changes in accounting policies

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the years ended July 31, 2008, and have been consistently followed in the preparation of these financial statements. The Company will be adopting the following Canadian Institute of Chartered Accountants ("CICA") guidelines effective for the Company's first interim period commencing August 1, 2008:

Section 1535 – Capital disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods beginning on August 1, 2008.

Financial instruments – disclosure and presentation (Section 3862 and 3863)

These standards replace CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation". They expand current disclosure requirements in order to enable users of financial statements to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures relating to fair value. In addition, disclosure is required of qualitative and quantitative information regarding exposure to risks arising from financial instruments, including specified minimum disclosures of credit risk, liquidity risk and market risk. The quantitative disclosures must provide information on the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel. The Company expects that its financial statements disclosures will be expanded to incorporate the new additional requirements.

Amendments to Section 1400 – going concern

CICA handbook Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for the Company's interim and annual financial statement for the fiscal years beginning on August 1, 2008.

The Company does not anticipate any material adjustments to the interim consolidated financial statements on adoption of the new Standards.

International Financial Reporting standards ("IFRS")

In 2006, the Accounting Standards Board (AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS. The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of August 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending July 31, 2011. While the Company has begun assessing the implications of adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS has not been estimated at this time.

Currency risk

The Company is exposed to currency risk which is the possibility that changes in exchange rates produce an unintended effect on net income and shareholders' equity when measured in other than the measurement currency of the Company. The Company holds cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to / from related parties. The Company monitors exposure of invested assets to foreign exchange and limits these amounts. The Company may from time to time, experience losses resulting from fluctuations in the values of the Canadian dollar, which could adversely affect operating results. The Company has exposure to currency risk in its accounts payable in United States dollars. This has resulted in exchange losses of $102,425, of which approximately one-half has been capitalized to mineral property interests. The balance has been recorded as an expense in the current period.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents. Generally, the Company's interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents mature and the proceeds are invested at lower interest rates.

Liquidity risk

The Company is exposed to liquidity risk which is the risk that an entity will encounter difficulty in raising funds to meet cash flow commitments associated with financial instruments. The Company manages liquidity risk by maintaining sufficient cash and short-term investment balances for settlement of its obligations. Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital in order to meet short-term obligations. At October 31, 2008, the Company does not have sufficient cash on hand to meet its current obligations. The Company will need to raise capital to continue its operations.

Market risk and commodity price risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. The significant market risk exposure to the Company relates to commodity price risk and specifically declines in the price of gold. The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market prices of gold associated with the Company's mineral property interests.

Since August of 2007, the Company has been adversely affected by the global financial crisis and has seen a continuous decline in its share price from approximately $0.60 per common share to its current market price of less than $0.05 per common share. The Company completed two private placement financings during the year ended July 31, 2008, the first in November 2007 at a price of $0.35 per unit and the second in July 2008 at a price of $0.10 per unit, each unit comprised of one common share and one warrant exercisable for a period of two years. The decrease in the unit price of financings completed by the Company is a reflection of current capital markets and the difficulty in raising investment capital. The financial crisis has created an additional form of market risk inherent with the degradation in general liquidity of the markets arising from the collapse of credit institutions ranging from retail banks to major financial/investment houses. The subsequent recessionary conditions have also impacted commodity prices, complicating the market risk and worsened the Company's capacity to raise capital.

1.14 Financial Instruments and Other Instruments

At October 31, 2008, except as noted below, the fair values of cash and cash equivalents, investments, due to related parties, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

At October 31, 2008, cash and cash equivalents were held as cash in bank accounts, primarily in Canadian banks, while temporary investments were held entirely in cashable Guaranteed Investment Certificates issued by BMO Bank of Montreal. At October 31, 2008, the Company had no temporary investments.

The Company's financial instruments comprised cash, cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from financial instruments. The fair value of the financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company is affected by changes between its reporting and foreign functional currencies. The Company monitors its foreign currency balances to mitigate these risks, but due to the Company's financial position, has been unable to pay its accounts payable in United States dollars of $521,000, for unrealized foreign exchange losses capitalized and expensed in the current period of approximately $94,000.

1.15 Other MD&A Requirements

See the Company's interim unaudited consolidated financial statements for the three months ended October 31, 2008 and 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the interim consolidated financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Interim Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d).

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of January 27, 2009, the date of this interim MD&A, subject to minor accounting adjustments:

Outstanding share information at January 27, 2009

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

89,874,836 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,205,000	0.25	January 25, 2011
100,000	0.25	July 18, 2011
620,000	0.25	December 20, 2012
680,000	0.25	November 14, 2013
100,000	0.25	January 19, 2014
635,000	0.25	July 27, 2009
100,000	0.25	April 26, 2010
2,035,000	0.35	April 12, 2012
250,000	0.62	June 20, 2012
5,725,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
5,837,500	$0.50	May 4, 2009
416,450	$0.50	May 4, 2009
4,445,500	$0.50	May 25, 2009
2,377,500	$0.60	November 30, 2009
204,800	$0.35	November 30, 2009
456,000	$0.60	December 10, 2009
68,200	$0.35	December 10, 2009
102,400*	$0.60	November 30, 2009
34,100**	$0.60	December 10, 2009
4,306,000	$0.20	July 4, 2010
24,000	$0.20	July 4, 2010
2,942,000	$0.20	July 24, 2010
20,000	$0.20	July 24, 2010
23,234,450		

* Finder's warrants to purchase units at $0.35 until November 30, 2009, to receive one share and 1/2 warrant. Each whole warrant is exercisable at $0.60 until November 30, 2009.

** Finder's warrants to purchase units at $0.35 until December 10, 2009, to receive one share and 1/2 warrant. Each whole warrant is exercisable at $0.60 until Dec 10, 2009.

Other Information

The President and Chief Executive Officer and the Chief Financial Officer of ValGold Resources Ltd., have reviewed the interim consolidated financial statements and interim MD&A, (together the interim and quarterly filings) of ValGold Resources Ltd. (the "issuer") for the three months ended October 31, 2008.

Based on their knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

Based on their knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Note to Reader

In contrast to the certificate required under Multilateral Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* ("MI 52-109"), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures "(DC&P") and internal control over financial reporting ("ICFR"), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted

under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in the Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this Interim MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Certification of Interim Filings

I, Shannon M. Ross, Chief Financial Officer of ValGold Resources Ltd., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of ValGold Resources Ltd. (the "issuer") for the interim period ending October 31, 2008.

1. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: January 27, 2009

"Shannon M. Ross"
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Certification of Interim Filings

I, Stephen J. Wilkinson, President and Chief Executive Officer of ValGold Resources Ltd., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of ValGold Resources Ltd. (the "issuer") for the interim period ending October 31, 2008.

1. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: January 27, 2009

"Stephen J. Wilkinson"
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia V6C 3P1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the shareholders of **VALGOLD RESOURCES LTD.** (the "Company") will be held at the offices of the Company at 1400 – 570 Granville Street, Vancouver, British Columbia, on February 19, 2009, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors' report thereon for the financial year ended July 31, 2008.
2. To fix the number of directors at six.
3. To elect directors for the ensuing year.
4. To appoint the auditors for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditors.
6. To consider and if thought fit, to pass an ordinary resolution to ratify and approve the Company's existing 10% Rolling Stock Option Plan, as more particularly described in the Information Circular.
7. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 23rd day of January, 2009.

BY ORDER OF THE BOARD

"Stephen J. Wilkinson"
Stephen J. Wilkinson, President & CEO

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Telephone: (604) 687-4622 Fax: (604) 687-4212

(the "Company")

INFORMATION CIRCULAR

Date

As at December 31, 2008, except as otherwise indicated.

Revocability of Proxy

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's duly authorized attorney in writing or, if the registered shareholder is a corporation, under its corporate seal and by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed bearing a later date and delivered either to Computershare Investor Services Inc. or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of VALGOLD RESOURCES LTD. (the "Company") for use at the annual general meeting of the Company to be held on February 19, 2009 (the "Meeting"), and at any adjournments thereof.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries, if any. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

Proxy Instructions

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

Voting by Proxy

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Annual and Special General Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return Of Proxy

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax to 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Registered and Non-Registered Holders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form, as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as set out herein, no Director or executive officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue an unlimited number of common shares without par value ("Shares") of which 89,874,836 were issued and outstanding as at December 31, 2008. The holders of Shares are entitled to one vote for each Share held. Holders of Shares of record at the close of business on January 15, 2009, will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except as noted below:

Name	No. of Shares Owned or Controlled	Percentage of Outstanding Shares
Pinetree Resource Partnership	9,016,000	10.03%

Election of Directors

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at six (6).

The Company is required to have an Audit Committee. The Company also has a Corporate Governance and Compensation Committee. Committee members are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Shares beneficially owned or (directly/indirectly) controlled (1)
Stephen J. Wilkinson North Vancouver, BC President, CEO & Director	President and Chief Executive Officer of the Company	Served as a director since July 18, 2001	2,431,900 (4)
William J. Witte (5) West Vancouver, BC Director	President of Golden Bear Ceramics Company	Served as a director since October 15, 1998	212,500 (2)
A. Darryl Drummond (6) Vancouver, BC Director	Consulting Geologist Engineer	Served as a director since November 3, 1998	190,000 (3)
Sargent H. Berner (6) Vancouver, BC Director	Business Consultant and President, Kent Avenue Consulting Ltd.	Served as a director since January 23, 1996	997,355 (8)
Kenneth R. Yurichuk (5)(6) Oakville, ON Director	Partner in the firm of Bobot and Yurichuk, chartered accountants	Served as director since July 27, 2004	67,000 (7)
Pedro (Peter) R. Tinoco (5) Caracas, Venezuela Director	President of Venevision Studios LLC and Venevision Productions LLC., companies located in Miami, Florida dedicated to the production of television programs for the Hispanic population of the United States and the rest of the world	Served as director since April 13, 2007	NIL

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at December 31, 2008, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such Shares are held directly.

(2) Of these Shares, 52,500 Shares are held in the name of BMO Nesbitt Burns.

(3) Of these Shares, 130,000 Shares are held indirectly in the name of Quad D Holdings Corporation, a private company controlled by A. Darryl Drummond.

(4) Of these Shares, 211,740 are held in the name of RBC Dominion Securities.

(5) Audit Committee.

(6) Corporate Governance and Compensation Committee.

(7) Of these Shares, 19,000 Shares are held in the name of Cephid Enterprises Inc. and 40,000 are held in the name of 759924 Ontario Limited, holding companies controlled by Kenneth R. Yurichuk.

(8) All held directly.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company.

Except as disclosed below, to the knowledge of the Company, no proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Stephen J. Wilkinson is the Chairman and Lead Director of HMZ Metals Inc. ("HMZ") a metals company listed for trading on the Toronto Stock Exchange. HMZ has been operating under a Management Cease Trade Order announced April 18, 2006, which order was sought by the management of HMZ pursuant to the late filing of financial statements and the discovery of unauthorized transfers of funds by HMZ's Chinese joint venture partner.

In November 2008, the Company determined that it may not be able to make the required filing of its annual audited financial statements for the year ended July 31, 2008 (the "Required Filings"), by the prescribed filing deadline of November 28, 2008 (the "Filing Deadline"), due to the fact that the Company's Auditors may not be able to complete their audit of and issue their Audit Report on the Required Filings in time for the Company to meet such Filing Deadline.

Upon review of applicable securities legislation and after conferring with the British Columbia Securities Commission (the Company's "Principal Regulator"), regarding the potential default, the Company applied for an Management Cease Trade Order ("MCTO"), pursuant to National Policy 12-203 *Cease Trade Orders for Continuous Disclosure Defaults* ("NP 12-203").

On December 9, 2008, the Company announced that the MCTO had been granted. The MCTO prohibits trading in securities of the Company, whether direct or indirect, by:

(a) the Company's Chief Executive Officer;

(b) the Company's Chief Financial Officer; and

(c) the members of the board of directors of the Company or other persons or companies who had, or may have had, access directly or indirectly to any material fact or material change with respect to the Company that has not been generally disclosed.

On January 7, 2009, the Company issued a Default Status Report, as required by NP 12-203, reporting that the Company had been unable to complete the required filing of its interim unaudited financial statement for the period ended October 31, 2008, due to the fact that its Auditors have not yet completed their audit of the Company's annual financial statements for the year ended July 31, 2008.

As at the date hereof the Company continues to anticipate that the required filing of its annual audited financial statements for the year ended July 31, 2008, will be made prior to January 31, 2009. Additionally, the Company anticipates that the required filing of its interim unaudited financial statement for the period ended October 31, 2008, will also be made prior to January 31, 2009.

Executive Compensation

The following table (presented in accordance with National Instrument 51-102) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Instrument) in respect of each of the individuals comprised of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") ended July 31, 2008, and the other four most highly compensated executive officers of the Company as at July 31, 2008, whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary [1] ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Stephen J. Wilkinson President & CEO	2008	183,390	NIL	NIL	NIL	NIL	NIL	NIL
	2007	143,360	NIL	NIL	425,000 [2]	NIL	NIL	NIL
	2006	120,000	NIL	NIL	NIL	NIL	NIL	NIL
Shannon M. Ross Secretary & CFO	2008	66,332	NIL	NIL	NIL	NIL	NIL	NIL
	2007	47,651	NIL	NIL	275,000 [3]	NIL	NIL	NIL
	2006	28,760	NIL	NIL	NIL	NIL	NIL	NIL

(1) Effective August 3, 2001, the Company entered into a Shareholder and Operating Agreement to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company (See "Management Contracts" for further information). The Company reimbursed LMC for all salary expense reported in the table.

(2) Granted April 13, 2007, at an exercise price of $0.35 per share, expiring April 12, 2012.

(3) Of which, 175,000 were granted April 13, 2007, at an exercise price of $0.35 per share, expiring April 12, 2012, and 100,000 were granted June 20, 2007, at an exercise price of $0.62 per share, expiring June 20, 2012.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers exercised the following options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Stephen J. Wilkinson	200,000 (1)	2,000	481,250/318,750	NIL
Shannon M. Ross	100,000 (1)	1,000	968,750/206,250	NIL

(1) Exercised March 12, 2008, at a price of $0.25 per share.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financ ial performance or the price of the Company's securities) was paid.

Option Grants During the Most Recently Completed Financial Year

There were no stock options granted to Named Executive Officers during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

On July 8, 1997, the Company adopted an arrangement whereby outside directors are compensated by way of a $10,000 annual retainer and a fee of $600 per directors' meeting attended. On June 15, 2007, the Company adopted the Compensation Committee's recommendation that the Company not pay directors fees for meeting attendance, but rather pay each director a flat yearly fee (the "Director's Fee") for their services of $40,000.00 per year, of which up to 50%, at the sole discretion of each Director, may be paid in common shares of the Company. Subsequently it was determined that paying Director's Fees in shares was impractical and it was determined that Director's Fees should be paid in cash only. Payments of the Directors' Fee are made to the Directors on a quarterly basis based on the Company's fiscal year and that the implementation of the revised Directors' Fee became effective August 1, 2007. Due to fiscal constraints, Director's Fees for the period ended July 31, 2008, in the sum of $121,439 were accrued and not paid to Directors.

The Company has an equity compensation plan in the form of a 10% rolling stock option plan (the "Plan") which was approved and adopted by shareholders on January 19, 2008, and is administered by the Directors of the Company. The Plan was established to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire Shares in the capital of the Company. The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the Shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

There were no stock option grants made during the most recently completed financial year to the Directors of the Company.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by securityholders (2)	5,725,000	$0.30	3,262,484
Equity compensation plans not approved by securityholders	NIL	NIL	NIL
Total	5,725,000		

(1) The only "equity compensation plan" in place is the Company's stock option plan. See "Compensation of Directors" at Item 8 above.

(2) As at December 31, 2008.

Indebtedness of Directors and Executive Officers

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a director or executive officer or is a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out herein.

Services Agreement

Commencing August 3, 2001, the Company entered into a Shareholder and Operating Agreement (the "Services Agreement") to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. As at July 31, 2008, the Company had a payable to LMC of $214,119 for performing administrative, geological and management functions on behalf of the Company. The Services Agreement requires that the Company maintain three months of working capital with LMC; however, the Company has not been able to maintain the required working capital deposit. During the most recently completed financial year, the sum of $861,508 was paid to LMC for performing administrative, geological and management functions on behalf of the Company.

Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 700, 250 Howe Street, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at remuneration to be fixed by the Directors.

Management Contracts

The Company has a Shareholder and Operating Agreement with LMC Management Services Ltd., whereby management, administrative, geological and other services are provided by LMC, a private company held jointly by the Company and other public companies, formed to provide services at cost to the various public entities currently sharing office space with the Company. See "Interest of Informed Persons in Material Transactions - Services Agreement" above for further information.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

As of the date hereof, the Company's Board consists of seven directors, six of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Kenneth R. Yurichuk, A. Darryl Drummond, William J. Witte, Sargent H. Berner, and Peter Tinoco are independent. Stephen J. Wilkinson is not independent as he is the President and CEO of the Company.

Although Andrew F. B Milligan is the Company's Chairman, his position is non-executive in nature and does not involve any duties relating to the management of the Company and is therefore considered an independent director. Mr. Milligan is now semi-retired and has requested that his name not be put up for re-election as a director of the Company at the Meeting. Mr. Milligan's tenure as a director of the Company will end February 19, 2009.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company on an annual basis directly to the independent directors of the Board without the presence of non-independent directors. The independent directors are encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The audit committee is composed of a majority of independent directors who meet with the Company's auditors without management being in attendance. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board. Currently, Mr. Andrew F. B. Milligan, an independent director, is Chair of the Board. Immediately following the Meeting the Company's Board of Directors will convene a meeting of the Board to appoint a new Chair of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in Schedule "A" attached to this Information Circular.

Participation of Directors in Board Meetings

In the year ended July 31, 2008, four board meetings were held. The attendance record of each director for the board meetings held is as follows:

Name of Director	Number of Board Meetings Attended in the Most Recently Completed Financial Year
Andrew F. B. Milligan (1)	3
Stephen J. Wilkinson	4
Sargent H. Berner	4
A. Darryl Drummond	4
William J. Witte	4
Kenneth R. Yurichuk	3
Pedro R. Tinoco	3

(1) Andrew F. B. Milligan tenure as a director of the Company will end February 19, 2009.

Board Mandate

The Board has adopted a Board of Directors Mandate, the text of which is attached as Schedule "B" to this Information Circular.

Position Descriptions

The Board has adopted position descriptions for the Chair of the Board, the CEO and for the chairs of each of its committees.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. a Board Manual which provides information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;

2. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;

3. access to management and technical experts and consultants; and

4. information regarding significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Conduct (the "**Code**") that is posted on its website at www.valgold.com and under the Company's profile at www.sedar.com. The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board or the Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Corporate Governance and Compensation Committee has responsibility for identifying potential Board candidates. The independent members of the Corporate Governance and Compensation Committee are Sargent H. Berner, A. Darryl Drummond and Kenneth R. Yurichuk. The independent directors have control of the nomination process through their majority on the Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The Corporate Governance and Compensation Committee has responsibility for reviewing compensation for the directors and senior management. The Corporate Governance and Compensation Committee makes recommendations to the Board which then has the power to approve or reject the compensation, which helps to ensure an objective process because the Board consists of a majority of independent directors.

To determine compensation payable, the Corporate Governance and Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the independent Corporate Governance & Compensation Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Other Board Committees

As the directors are actively involved in the operations of the Company and the size of the Company's operations does not warrant a larger board of directors, the Board has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and each of its committees. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Corporate Governance and Compensation Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee

The Audit Committee of the Board facilitates effective Board decision-making by providing recommendations to the Board on matters within its responsibility. The Board believes that the Audit Committee assists in the effective functioning of the Board.

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. Currently, the members are, Pedro R. Tinoco, William J. Witte and Kenneth R. Yurichuk. William J. Witte and Kenneth R. Yurichuk are "unrelated" directors. The Company has adopted a Charter, which mandates that a majority of the members of the Audit Committee be unrelated directors.

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

- Review and appraise the performance of the Company's external auditors.

- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally

comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

<u>*Documents/Reports Review*</u>

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

<u>*External Auditors*</u>

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Pedro R. Tinoco	Independent (1)	Financially Literate (1)
William J. Witte	Independent (1)	Financially Literate (1)
Kenneth R. Yurichuk	Independent (1)	Financially Literate (1)

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
2008	$60,000	$8,000	$14,000	NIL
2007	$60,000	$8,010	$14,203	NIL

Particulars of Matters to be Acted Upon

Approval and Ratification of 10% Rolling Stock Option Plan

On November 27, 2007, the Board of Directors of the Company adopted a new stock option plan (the "**Plan**"), which was subsequently approved by the Exchange and adopted by shareholders of the Company at its Annual and Special General Meeting on January 18, 2008.

The Plan replaced the Company's previous stock option plan, which limited the number of options available to a fixed number equal to a maximum of 20% of the issued and outstanding shares of the Company on the date such fixed number was set Under the new Plan, the maximum number of common shares which may be issued pursuant to options previously granted and outstanding and those granted under the Plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. Stock options granted under the Plan are exercisable over periods of up to 10 years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion. The Plan also provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

Effective December 15, 2008, the Exchange adopted certain amendments to their Policies, which included certain changes to Exchange Policy 4.4 *Incentive Stock Options.* The Company has made minor edits to the Plan in order to bring it in line with the new Policy 4.4.

The full text of the new Plan will be available for review at the Meeting.

Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"UPON MOTION BE IT RESOLVED as an ordinary resolution that the Company approve and ratify the Plan, as amended, pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Shares who has given such proxy has directed that the votes be otherwise cast.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (604) 687-4622 to request copies of the Company's financial statements and related MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR. As at the date hereof the Company continues to anticipate that the required filing of its annual audited financial statements for the year ended July 31, 2008, will be made prior to January 31, 2009. Additionally, the Company anticipates that the required filing of its interim unaudited financial statement for the period ended October 31, 2008, will also be made prior to January 31, 2009.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Certificate

The foregoing contains no untrue statements of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this 23rd day of January, 2009.

/s/ Stephen J. Wilkinson
Stephen J. Wilkinson, B.Sc., M.Sc., M.B.A.
President & CEO

Schedule "A"

This Schedule "A" lists the participation of the directors in other reporting issuers.

Name of Director	Name of Reporting Issuer
Stephen J. Wilkinson	Director of: Pacific Stratus Energy Ltd. (formerly Pacific Stratus Ventures Ltd.), Coal Corp Mining Inc., Emgold Mining Corporation and HMZ Metals Inc. Director and senior officer of: NovaDX Ventures Corp. Director and senior officer of the General Partner of: Canadian Small Cap Resource Fund ("CSCRF") 2006 No.1 and No.2, and CSCRF 2007 No. 1 and No. 2 Limited Partnerships, and Faircourt CSCRF 2008 No. 1 Limited Partnership.
William J. Witte	Director of Emgold Mining Corporation
A. Darryl Drummond	Director of: Minera Andes Inc., Gold Port Resources Ltd. and Samba Gold Inc.
Sargent H. Berner	Director of: Aurizon Mines Ltd., , Cream Minerals Ltd., Sultan Minerals Inc., Cap-Link Ventures Ltd., NovaDX Ventures Corp., Titan Logix Corp., Olivut Resources Ltd., Palo Duro Energy Inc., Enterprise Energy Resources Ltd., Pacific Ridge Exploration Ltd. and Magnate Ventures Inc. Director and senior officer of: Emgold Mining Corporation Director of the General Partner of: Canadian Small Cap Resource Fund ("CSCRF") 2005 No. 1, 2006 No.1 and 2006 No.2 Limited Partnerships.
Pedro R. Tinoco	N/A
Kenneth R. Yurichuk	Director of: Mavrix Balanced Income and Growth Trust, Mavrix Fund Management Inc. and NovaDX Ventures Corp. Director and senior officer of: Emgold Mining Corporation Director or senior officer of an insider of: Mavrix Resource Fund 2004 – II Limited Partnership, Mavrix Resource Fund 2004 Limited Partnership and Mavrix Explore 2006 – 1 FT Limited Partnership

Schedule "B"

Item 1 VALGOLD RESOURCES LTD.

1.1 *BOARD OF DIRECTORS MANDATE*

(1) Board's Purpose

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors. The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian and U.S. legal and regulatory requirements.

Directors are accountable to the shareholders of the Company.

(2) Board's Mandate

The Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

> *All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.*
> *The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose. The Board's strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.*

The Board also meets to: plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements. The Board reviews financial performance quarterly. Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

(3) Composition

The Board of Directors shall be comprised with a majority of individuals who qualify as "unrelated" directors.

In deciding whether a particular Director is a "related Director" or an "unrelated Director", the Board of Directors shall examine the factual circumstances of each Director and consider them in the context of factors considered to be relevant.

Under the TSX Guidelines, an "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

Under the TSX Guidelines, a "significant shareholder" means a shareholder with the ability to exercise a majority of the votes for the election of the board of directors. The Board considers that it is constituted with an appropriate number of directors who are not related to either the corporation or a significant shareholder.

(4) Independence from Management

All committees of the Board shall be made up of a majority of non-management directors.

The Company's Executive Compensation and Corporate Governance Committee and Audit Committee are authorized to approve, in circumstances that they consider appropriate, the engagement of outside advisers at the Company's expense.

(5) Specific Responsibilities and Duties

The Board's mandate includes the following duties and responsibilities:

1. Reviewing and approving any proposed changes to the Company's memorandum or articles.

2. Be responsible for, and take appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

3. Approving payment of distributions to shareholders.

4. Approving any offerings, issuances or repurchases of share capital or other securities.

5. Approving the establishment of credit facilities and any other long-term commitments.

6. Selecting and appointing, evaluation of and (if necessary) termination of the CEO and CFO, and approving the hiring of any other senior executive or officer.

7. Succession planning and other human resource issues. The appointment of all corporate officers requires Board authorization.

8. Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

9. Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

10. Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

11. Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

12. Reviewing policies and processes to ensure that the Company's internal control and management information systems are operating properly.

13. Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

14. Approving the Company's code of business ethics, which includes a communications policy for the Company, and monitoring its application.

15. Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

16. Arranging formal orientation programs for new directors, where appropriate.

(6) Directors' Remuneration and Expenses

The directors' remuneration is fixed by the Board upon the recommendation of the Executive Compensation and Corporate Governance Committee. The Directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as Directors.

(7) Board Meetings Process

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the Directors may be called and held at such time and at such place as the Board may by resolution from time to time determine. Any Director may call a meeting of the Board at any time.

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages. A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Company.

Chairman

The Chairman of the board shall be elected annually at the first meeting of the Directors following the shareholders meeting.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution and in case of any equality of votes, the Chairman has a second or casting vote.

Order of Business

The Board shall endeavour to conduct its business effectively and efficiently. Accordingly, it shall be normal procedure to provide Directors with the agenda and materials at least five business days ahead of time in order that they may arrive at the meeting fully prepared.

Board meetings shall normally proceed as follows:

1. Review and approval of the minutes of the preceding meeting;

2. Business arising from the previous minutes;

3. Reports of committees;

4. President's report, financial and operational reports;

5. Other business;

6. Setting the date and time of the next meeting; and

7. Adjournment.

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting. Minutes of the committees meetings will be given to each Board member.

This Board of Directors Mandate was adopted by the Board of Directors of ValGold Resources Ltd. effective November 30, 2005.

VALGOLD RESOURCES LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on February 19, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 1:30 pm, Pacific Time, on Tuesday, February 17, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

11DE08074.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of ValGold Resources Ltd. hereby appoint: Stephen J. Wilkinson, or failing this person, **Sargent H. Berner**, or failing this person, **Shannon M. Ross**,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of ValGold Resources Ltd. to be held at 1400 – 570 Granville Street, Vancouver, British Columbia, Canada on February 19, 2009, at 1:30 p.m. (PST) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To fix the number of Directors at six.	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Stephen J. Wilkinson	☐	☐	02. Sargent H. Berner	☐	☐	03. A. Darryl Drummond	☐	☐
04. Pedro (Peter) R. Tinoco	☐	☐	05. Kenneth R. Yurichuk	☐	☐	06. William J. Witte	☐	☐

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	For	Withhold
3. **Appointment of Auditors** Appointment of PricewaterhouseCoopers LLP as Auditors of the Company.	☐	☐

	For	Against
4. **Auditor's Remuneration** To authorize the Directors of the Company to fix the remuneration to be paid to the Auditors.	☐	☐

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	For	Against
5. **Stock Option Plan** To consider and if thought fit, to pass an ordinary resolution to approve and ratify the Company's 10% Rolling Stock Option Plan, as more particularly described in the Information Circular.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

0 5 2 5 7 8   A R 0   V L G Q

VALGOLD RESOURCES LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General Meeting to be held on February 19, 2009

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. Fold
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 1:30 pm, Pacific Time, on Tuesday, February 17, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

1 IDE08074.NOBO.E.SEDAR/000001/000001/i

Appointee(s)

Management Appointees are: Stephen J. Wilkinson, or failing this person, **Sargent H. Berner**, or failing this person, **Shannon M. Ross**,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of ValGold Resources Ltd. to be held at 1400 – 570 Granville Street, Vancouver, British Columbia, Canada on February 19, 2009, at 1:30 p.m. (PST) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To fix the number of Directors at six.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Stephen J. Wilkinson	☐	☐	02. Sargent H. Berner	☐	☐	03. A. Darryl Drummond	☐	☐
04. Pedro (Peter) R. Tinoco	☐	☐	05. Kenneth R. Yurichuk	☐	☐	06. William J. Witte	☐	☐

Fold

	For	Withhold
3. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP as Auditors of the Company.	☐	☐

	For	Against
4. Auditor's Remuneration To authorize the Directors of the Company to fix the remuneration to be paid to the Auditors.	☐	☐

Fold

	For	Against
5. Stock Option Plan To consider and if thought fit, to pass an ordinary resolution to approve and ratify the Company's 10% Rolling Stock Option Plan, as more particularly described in the Information Circular.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

/ /

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

0 5 2 5 7 7 A R 0 V L G Q

ANNUAL REQUEST FOR FINANCIAL STATEMENTS AND MD&A

NOTICE TO SHAREHOLDERS OF VALGOLD RESOURCES LTD.

In accordance with National Instrument No. 54-102, *Continuous Disclosure Obligations*, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities that allows the registered holders and beneficial owners to request a copy of the reporting issuer's annual financial statements and management discussion & analysis, interim financial statements and management discussion & analysis, or both. If you wish to receive any or all of these materials, please complete and return this form to:

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1
Attention: Shareholder Communications

TO: VALGOLD RESOURCES LTD.

The undersigned certifies that he/she/it is a registered holder and/or beneficial owner of securities (other than debt instruments) of **ValGold Resources Ltd.** ("ValGold") and requests that he/she/it be placed on the ValGold's Financial Statement Mailing List in order to receive ValGold's (**check one or both**):

☐ Fiscal 2009 Annual Financial Statements and related Management Discussion and Analysis

☐ Fiscal 2009 Interim Financial Statements and related Management Discussion and Analysis

____
Name of Registered/Non-Registered Shareholder - Please Print

____
Address/City/Province/Postal Code

Preferred Method of Communication (check one): ? Mail ? E-mail ? Facsimile

____
E-mail Address (if applicable)

____
Facsimile Number (if applicable)

______________________________ ______________________________
Signature Date

Delivery of information provided for in this form to ValGold will be deemed to be consent to ValGold to collect such information and use it for the purpose stated above. You will be further deemed to have consented to ValGold disclosing such information to third party providers who provide, from time to time, mail and delivery services to ValGold.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

January 27, 2009

TSX Venture Exchange Symbol: **VAL**
Frankfurt Exchange Symbol: **VR2**
SEC 12g3-2(b) exemption: **82-3339**

STATUS REPORT

ValGold Resources Ltd. (the "Company") is providing a Default Status Report ("Report") in accordance with National Policy 12-203 ("NP 12-203").

The Company is pleased to report that it has now completed the required filing of its annual audited financial statements for the year ended July 31, 2008, and its interim unaudited financial statement for the period ended October 31, 2008. Further, the Company reports that, other than as reported in previous Reports, there have been no additional material changes in respect of the Company and its affairs that have not been generally disclosed.

The Company will continue to provide bi-weekly Reports until such time it is no longer required pursuant to NP 12-203.

Stephen J. Wilkinson
President & Chief Executive Officer

Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

Caution concerning forward-looking statements: The information in this release may contain forward-looking information under applicable securities laws. This forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied in the forward-looking information. Factors that may cause actual results to vary include, but are not limited to, inaccurate assumptions concerning the exploration for and development of mineral deposits, political instability, currency fluctuations, unanticipated operational or technical difficulties, changes in laws or regulations, the risks of obtaining necessary licenses and permits, changes in general economic condition or conditions in the financial markets and the inability to raise additional financing. Readers are cautioned to not place undue reliance on this forward-looking information. The Company does not assume the obligation to revise or update this forward-looking information after the date of this release or to revise such information to reflect the occurrence of future unanticipated events except as may be required under applicable securities laws. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

January 5, 2009

TSX Venture Exchange Symbol: **VAL**
Frankfurt Exchange Symbol: **VR2**
SEC 12g3-2(b) exemption: **82-3339**

DEFAULT STATUS REPORT

ValGold Resources Ltd. (the "Company") is providing a Default Status Report in accordance with NP 12-203.

The Company reports that since its original Notice of Default announcement there have been no material changes to the information contained therein, nor any failure by the Company to fulfill its intentions as stated therein, nor any additional defaults or anticipated defaults subsequent to such announcement. Further, there have been no additional material changes in respect of the Company and its affairs that have not been generally disclosed.

The Company continues to anticipate that the required filing of its annual audited financial statements for the year ended July 31, 2008 (the Required Filings"), will be made prior to January 31, 2009.

The Company will continue to provide bi-weekly updates, as required by NP 12-203, until the Required Filings have been made and the Company is no longer in default.

Stephen J. Wilkinson
President & Chief Executive Officer

Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

Caution concerning forward-looking statements: The information in this release may contain forward-looking information under applicable securities laws. This forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied in the forward-looking information. Factors that may cause actual results to vary include, but are not limited to, inaccurate assumptions concerning the exploration for and development of mineral deposits, political instability, currency fluctuations, unanticipated operational or technical difficulties, changes in laws or regulations, the risks of obtaining necessary licenses and permits, changes in general economic condition or conditions in the financial markets and the inability to raise additional financing. Readers are cautioned to not place undue reliance on this forward-looking information. The Company does not assume the obligation to revise or update this forward-looking information after the date of this release or to revise such information to reflect the occurrence of future unanticipated events except as may be required under applicable securities laws. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

January 7, 2009

TSX Venture Exchange Symbol: **VAL**
Frankfurt Exchange Symbol: **VR2**
SEC 12g3-2(b) exemption: **82-3339**

UPDATED DEFAULT STATUS REPORT

ValGold Resources Ltd. (the "Company") is providing a Default Status Report in accordance with NP 12-203.

The Company reports that since its original Notice of Default announcement there have been no material changes to the information contained therein, nor any failure by the Company to fulfill its intentions as stated therein. However, the Company reports that it has been unable to complete the required filing of its interim unaudited financial statement for the period ended October 31, 2008, due to the fact that its Auditors have not yet completed their audit of the Company's annual financial statements for the year ended July 31, 2008.

The Company continues to anticipate that the required filing of its annual audited financial statements for the year ended July 31, 2008, will be made prior to January 31, 2009. Additionally, the Company anticipates that the required filing of its interim unaudited financial statement for the period ended October 31, 2008, will also be made prior to January 31, 2009.

The Company reports that effective December 31, 2008, Mr. Thomas R. Pollock, P.Geo., ceased to act as the Company's VP, Exploration, but continues to provide geological services to the Company on a consulting basis.

Further, the Company reports that, other than as reported herein, there have been no additional material changes in respect of the Company and its affairs that have not been generally disclosed.

The Company will continue to provide bi-weekly updates, as required by NP 12-203, until the required filings have been made and the Company is no longer in default.

Stephen J. Wilkinson
President & Chief Executive Officer

Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Caution concerning forward-looking statements: The information in this release may contain forward-looking information under applicable securities laws. This forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied in the forward-looking information. Factors that may cause actual results to vary include, but are not limited to, inaccurate assumptions concerning the exploration for and development of mineral deposits, political instability, currency fluctuations, unanticipated operational or technical difficulties, changes in laws or regulations, the risks of obtaining necessary licenses and permits, changes in general economic condition or conditions in the financial markets and the inability to raise additional financing. Readers are cautioned to not place undue reliance on this forward-looking information. The Company does not assume the obligation to revise or update this forward-looking information after the date of this release or to revise such information to reflect the occurrence of future unanticipated events except as may be required under applicable securities laws. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

January 20, 2009

TSX Venture Exchange Symbol: **VAL**
Frankfurt Exchange Symbol: **VR2**
SEC 12g3-2(b) exemption: **82-3339**

STATUS REPORT

ValGold Resources Ltd. (the "Company") is providing a Default Status Report ("Report") in accordance with NP 12-203.

The Company reports that, other than as reported in previous Reports, there have been no material changes to the information contained in its original announcement dated December 9, 2008, nor any failure by the Company to fulfill its intentions as stated therein, nor any additional defaults or anticipated defaults subsequent to such announcement. Further, there have been no additional material changes in respect of the Company and its affairs that have not been generally disclosed.

The Company continues to anticipate that the required filing of its annual audited financial statements for the year ended July 31, 2008, will be made prior to January 31, 2009. Additionally, the Company anticipates that the required filing of its interim unaudited financial statement for the period ended October 31, 2008, will also be made prior to January 31, 2009.

Further, the Company reports that, other than as reported in previous Reports, there have been no additional material changes in respect of the Company and its affairs that have not been generally disclosed.

The Company will continue to provide bi-weekly updates, as required by NP 12-203, until the required filings have been made and the Company is no longer in default.

Stephen J. Wilkinson
President & Chief Executive Officer

Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

Caution concerning forward-looking statements: The information in this release may contain forward-looking information under applicable securities laws. This forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied in the forward-looking information. Factors that may cause actual results to vary include, but are not limited to, inaccurate assumptions concerning the exploration for and development of mineral deposits, political instability, currency fluctuations, unanticipated operational or technical difficulties, changes in laws or regulations, the risks of obtaining necessary licenses and permits, changes in general economic condition or conditions in the financial markets and the inability to raise additional financing. Readers are cautioned to not place undue reliance on this forward-looking information. The Company does not assume the obligation to revise or update this forward-looking information after the date of this release or to revise such information to reflect the occurrence of future unanticipated events except as may be required under applicable securities laws. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

END